As filed with the Securities and Exchange Commission on October 23, 2026

Securities Act File No. 333-168158

Investment Company Act File No. 811-22440

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No. ___	☐
Post-Effective Amendment No. 25	☒
AND/OR
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 26	☒

ALTERNATIVE STRATEGIES INCOME FUND

(Exact Name of Registrant as Specified in its Charter)

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: 1-877-803-6583

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

(Name and address of agent for service)

Copies to:

Andy Davalla Thompson Hine LLP 3900 Key Center, 127 Public Square Columbus, OH 44114 (216) 566-5706	Timothy Burdick Ultimus Fund Solutions, LLC 4221 North 203rd Street, Suite 100 Elkhorn, Nebraska 68022-3474 (631) 470-2649

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c) of the Securities Act

☐ Immediately upon filing pursuant to paragraph (b) of Rule 486

☒ On ____ October 28, 2026 ____ pursuant to paragraph (b) of Rule 486

☐ 60 days after filing pursuant to paragraph (a) of Rule 486

☐ on (date) pursuant to paragraph (a) of Rule 486

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

☒ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

Alternative Strategies Income Fund

Shares of Beneficial Interest
$5,000 minimum purchase

October 28, 2026

Alternative Strategies Income Fund (the “Fund”) is continuously offered, non-diversified, closed-end management investment company, that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (“SAI”) dated October 28, 2026, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, OH 45246, overnight Alternative Strategies Income Fund, c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 or by calling toll-free 1-833-860-1407. The table of contents of the SAI appears on page 38 of this prospectus. You may request the Fund’s SAI, annual and semi-annual financial statements when available, and other information about the Fund or make shareholder inquiries by calling 1-833-860-1407 or by visiting http://www.ltafx.com. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to seek attractive risk-adjusted returns with low to moderate volatility and low correlation to the broader markets, through a concentrated alternative investment approach with an emphasis on income generation.

Securities Offered. The Fund engages in a continuous offering of three classes of shares of the Fund: Class A, Class C and Class I shares. The Fund has registered 5,000,000 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, under the terms of this prospectus, 5,000,000 shares of beneficial interest less the amount of shares sold to date, at net asset value plus the applicable sales load. As of June 30, 2026, the Fund’s net asset value per share was $12.40, $11.41, and $12.59 for Class A shares, Class C shares and Class I shares, respectively. The maximum sales load imposed on purchases is 4.25% of the amount invested for Class A shares, Class C and Class I shares are not subject to sales charges. The minimum initial investment by a shareholder for Class A shares is $5,000, Class C shares is $2,500 and for Class I is $100,000. There is no minimum for subsequent investments made under the Fund’s automatic investment program. Subsequent investment not made pursuant to the automatic investment program must be made with at least $1,000. The Fund is offering to sell its shares, on a continual basis, through its distributor. The distributor is not required to sell any specific number or dollar amount of the Fund’s shares but will use its best efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. During the continuous offering, shares will be sold at the net asset value of the Fund next determined plus the applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933 as amended (the “Securities Act”) until the Fund has sold shares in an amount equal to approximately $5 billion.

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. Investing in the Fund’s shares involves risks. See “Risk Factors” below in this prospectus.

Investment Adviser

SCG Asset Management, LLC (the “Adviser”)

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
SUMMARY OF FUND EXPENSES	5
FINANCIAL HIGHLIGHTS	6
THE FUND	12
USE OF PROCEEDS	12
INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES	12
RISK FACTORS	15
MANAGEMENT OF THE FUND	19
DETERMINATION OF NET ASSET VALUE	21
CONFLICTS OF INTEREST	22
QUARTERLY REPURCHASES OF SHARES	22
DISTRIBUTION POLICY	25
DIVIDEND REINVESTMENT POLICY	26
U.S. FEDERAL INCOME TAX MATTERS	27
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES	28
PLAN OF DISTRIBUTION	28
PURCHASE TERMS	29
LEGAL MATTERS	37
REPORTS TO SHAREHOLDERS	37
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	37
ADDITIONAL INFORMATION	37
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	38
PRIVACY NOTICE	39

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PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information (“SAI”), particularly the information set forth under the heading “Risk Factors.”

The Fund. Alternative Strategies Income Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of shares at net asset value. See “Quarterly Repurchases of Shares.”

Investment Objective and Policies. The Fund’s investment objective is to seek attractive risk-adjusted returns with low to moderate volatility and low correlation to the broader markets, through a concentrated alternative investment approach with an emphasis on income generation.

Investment Strategy. Under normal market conditions, the Fund will seek to provide attractive risk adjusted returns by taking advantage of volatility in the equity markets. The Fund’s adviser (defined below) seeks to construct a diversified portfolio of structured notes in which the individual portfolio investments do not exhibit significant correlation to each other and do not draw down losses simultaneously. The Adviser’s strategy centers around creating optionality by laddering short-term structured notes (that is, purchasing notes with different maturity dates) which can generate attractive coupon yields when the underlying reference asset trades within a predetermined price range. Each investment seeks to generate income while providing a cushion before loss of principal can occur (as discussed below).

An example of an investment that the Fund expects to invest in is a structured note linked to the performance of an individual common stock. The Fund will invest primarily in such structured notes. To illustrate, the Fund may purchase a structured note issued by a third-party issuer with a twelve-month maturity, quarterly observation dates and a 50% barrier, which references the performance of a common stock. Each quarter on the specified observation date, the coupon (that is, interest) will be paid to the Fund by the issuer if the reference common stock trades within the predetermined price range (i.e., above the 50 % barrier in this instance and below a specified upper limit). If, on a particular observation date, the price of the reference common stock breaches the upper limit, the note will be called by the issuer, and the coupon and principal paid to the Fund by the issuer. If, on a particular observation date (not the maturity date), the reference common stock trades below the barrier, no coupon will be paid in that period and the note will remain outstanding.

At maturity, if the closing price of the reference common stock is above the barrier, the full amount of principal and coupon will be paid to the Fund by the issuer, and in most instances previously missed coupons will be paid as well. Conversely, if at maturity, the price of the reference common stock trades below the barrier, it will result in a loss of the amount of principal paid to the Fund by the issuer in an amount proportionate to the decline in the price of the reference common stock. To help to minimize overall downside risk for the Fund’s portfolio, the Fund seeks to invest in 20-40 short-term structured notes that are diversified across industry, company, observation dates, maturity dates, barrier levels and issuers. The number of structured notes held by the Fund at any one time may vary and may be less than 20 or more than 40 from time to time.

The Fund will primarily purchase structured notes from counterparty issuers that are rated investment grade or better or issuers that are fully guaranteed by an investment grade rated parent company. At the time of investment, The Fund will not have (i) more than 10% of its assets in structured notes issued by counterparty issuers that are unrated or rated below investment grade; and (ii) more than 5% of the Fund’s assets invested in any single counterparty issuer that is unrated or rated below investment grade.

The Adviser will invest in structured notes that have individual domestic and foreign equity securities, baskets of several equity securities, market indices and commodities as their reference assets. The Adviser may enter in swap agreements that have similar investment characteristics to the structured notes in which the Fund directly invests.

Investment Adviser and Management Fee. SCG Asset Management, LLC, the investment adviser of the Fund, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Adviser”). The Adviser was formed and commenced operations in 2021. The Adviser is entitled to receive a fee calculated and payable monthly at the annual rate of 1.50% of the average daily value of the Fund’s daily net assets.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (excluding front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation), to the extent that they exceed 3.00%, 3.65% and 2.75% per annum of the Fund’s average daily net assets attributable to Class A, Class C shares and Class I shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from when they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Expense Limitation Agreement will remain in effect at least until October 31, 2027, unless and until the Fund’s Board of Trustees (the “Board”) approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board on 60 days written notice to the Adviser. After October 31, 2027 the Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion. See “Management of the Fund.”

1

Administrator, Accounting Agent and Transfer Agent. Ultimus Fund Solutions, LLC (“UFS”) serves as the Administrator, Accounting Agent and Transfer Agent of the Fund. See “Management of the Fund.”

Distribution Fees. The Class C shares pay the distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a quarterly basis. Class A and Class I shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Closed-End Fund Structure. Closed-end funds differ from open end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund provides limited liquidity to shareholders by offering to repurchase a limited amount of shares (at least 5%) quarterly, which is discussed in more detail below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers three different classes of shares: Class A, Class C and Class I shares. The Fund began continuously offering its common shares on September 28, 2010. As of December 30, 2014, the Fund simultaneously redesigned its issued and outstanding common shares as Class A shares and created its Class C shares. As October 31, 2016, the Fund simultaneously redesigned its issued and outstanding common shares as Class A shares, Class C shares and created its Class I shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor wishes to invest in the Fund through a financial intermediary, and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class. Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase. All share classes may not be available for purchase in all states.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund may invest up to 35% of its total assets in private investment funds, including up to 15% in hedge funds. An investment in these private funds may be riskier than in publicly traded funds.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase up to and including 5% of such shareholder’s shares in each quarterly repurchase. Limited liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should carefully consider the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s investments. See “Risk Factors.”

Structured Note Risk. The Fund will primarily invest in structured notes. The structured notes may include investments in structured products, securitizations and other asset-backed securities. Among other risks, the notes (i) are subject to the risks associated with the underlying assets; (ii) will often be leveraged, which will generally magnify the opportunities for gain and risk of loss; (iii) are highly complex, which may cause disputes as to their terms and impact the valuation and liquidity of such positions; and (iv) often contain significant obstacles to asserting “putback” or similar claims against the notes.

2

Common Stock Risk. The value of the structured notes held by the Fund will fluctuate based on changes in the value of the underlying reference equity securities. Common stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political, or market conditions.

Fixed Income Risk. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), extension risk (an issuer may exercise its right to repay principal on a fixed rate obligation held by the Fund later than expected), and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Junk Bond Risk. Lower-quality fixed income securities, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. The lack of a liquid market for these bonds could decrease the Fund’s share price.

Foreign Risk. The Fund may invest in structured notes that have foreign equity securities as their reference asset. Investment exposure to foreign securities involves risks of adverse fluctuations in foreign currency values, adverse political, social, and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Commodities Risk. The Fund may invest in structured notes that have commodities as their reference asset. Investment exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities. Commodity prices may be influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s structured notes and other investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your investment in the Fund is based on the market prices of the securities the Fund holds. These prices change daily due to economic and other events that affect markets generally, as well as those that affect particular regions, countries, industries, companies or governments. The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years, such as terrorist attacks around the world, natural disasters, social and political discord or debt crises and downgrades, among others, may result in market volatility and may have long-term effects on both the U.S. and global financial markets. There is a risk that you may lose money by investing in the Fund.

3

Convertible Securities Risk. The value of a convertible security, which is a form of hybrid security (i.e., a security with both debt and equity characteristics), typically increases or decreases with the price of the underlying common stock. In general, a convertible security is subject to the market risks of stocks when the underlying stock’s price is high relative to the conversion price and is subject to the market risks of debt securities when the underlying stock’s price is low relative to the conversion price. The general market risks of debt securities that are common to convertible securities include, but are not limited to, interest rate risk and credit risk -- that is, the value of convertible securities will move in the direction opposite to movements in interest rates; they are subject to the risk that the issuer will not be able to pay interest or dividends when due; and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. Many convertible securities have credit ratings that are below investment grade and are subject to the same risks as an investment in lower-rated debt securities (commonly known as “junk bonds”). Lower-rated debt securities may fluctuate more widely in price and yield than investment grade debt securities and may fall in price during times when the economy is weak or is expected to become weak. To the extent the Fund invests in convertible securities issued by small- or mid-cap companies, it will be subject to the risks of investing in such companies.

Medium and Small Capitalization Company Risk. The Fund may invest in structured notes that use the common stock of medium and small capitalization companies as their reference assets. Compared to larger companies, medium and small capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the common stocks of small and medium capitalization companies are more likely to experience more significant changes in market values and offer greater potential for gains and losses.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Sector Risk. The Fund’s investments may be focused in securities of a particular sector through its investment in structured notes and other investments. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in a particular sector.

Swap Risk. The Fund’s use of swaps involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Swaps are subject to tracking risk because they may not be perfect substitutes for the instruments they are intended to track, hedge or replace. Leverage inherent in derivatives will tend to magnify the Fund’s losses. Swap agreements are subject to the risk that the counterparty to the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the counterparty to the swap. In addition, there is the risk that a swap may be terminated by the Fund or the counterparty in accordance with its terms. If a swap were to terminate, the Fund may be unable to implement its investment strategies and the Fund may not be able to seek to achieve its investment objective. The use of leveraged derivatives can magnify the Fund’s potential for loss and, therefore, amplify the effects of market volatility on the Fund’s share price. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Swap agreements may also involve fees, commissions or other costs that may reduce the Fund’s gains from a swap agreement or may cause the Fund to lose money.

Tax Risk. The income and gains from certain of the Fund’s investments may not allow the Fund to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code the (“Code”). If the Fund fails to qualify as a regulated investment company under Subchapter M of the Code in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its income at the rates generally applicable to corporations and distributions to shareholders would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

U.S. Federal Income Tax Matters

The Fund has elected to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy

Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

Custodian

U.S. Bank, N.A. (“U.S. Bank”) serves as the Fund’s custodian. See “Management of the Fund.”

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SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class A	Class C	Class I
Maximum Sales Load Imposed on Purchases (as a percent of offering price)	4.25%	None	None
Early Withdrawal Charges on Shares Repurchased Less Than 365 Days After Purchase (as a % of the original purchase price)	None	1.00%	None

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%	1.50%	1.50%
Other Expenses	2.71%	3.45%	2.45%
Shareholder Servicing Expenses	0.25%	0.25%	0.00%
Distribution Fee(1)	0.00%	0.75%(1)	0.00%
Remaining Other Expenses	2.46%	2.45%	2.45%
Acquired Fund Fees and Expenses(2)	0.01%	0.01%	0.01%
Total Annual Expenses	4.22%	4.96%	3.96%
Fee Waiver and Reimbursement(3)	(1.21)%	(1.30)%	(1.20)%
Total Annual Expenses (after fee waiver and reimbursement)	3.01%	3.66%	2.76%
(1)	The Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a quarterly basis. Class A and Class I shares are not currently subject to a Distribution Fee. See “Plan of Distribution.”
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund. Acquired fund fees and expenses are estimated for the current fiscal period.
(3)	The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding any front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation), to the extent that they exceed 3.00%, 3.65% and 2.75% per annum of the Fund’s average daily net assets attributable to Class A, Class C and Class I shares, respectively. In consideration of the Expense Limitation Agreement, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from when they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Expense Limitation Agreement will remain in effect at least until October 31, 2027, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board on 60 days written notice to the Adviser. See “Management of the Fund.”

The Summary of Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in Purchase Terms starting on page 29 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return:

Example	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment in Class A shares, assuming a 5% annual return	$72	$155	$239	$456
You would pay the following expenses on a $1,000 investment in Class C shares, assuming a 5% annual return	$37	$137	$238	$490
You would pay the following expenses on a $1,000 investment in Class I shares, assuming a 5% annual return	$28	$110	$193	$410

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by UFS, currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

5

FINANCIAL HIGHLIGHTS

The information for the Fund for the fiscal years ended June 30, 2026, June 30, 2025, June 30, 2024, and June 30, 2023 has been audited by Cohen & Company, Ltd, independent registered public accounting firm to the Fund, whose report, along with the Fund’s financial statements, are included in the June 30, 2026 annual financial statement, which is available upon request. The Fund’s financial highlights for the years ended June 30, 2022, and prior, were audited by other auditors.

The table below sets forth financial data for one share of beneficial interest outstanding throughout each year presented.

Class A	For the Year Ended June 30,
	2026		2025		2024(g)		2023(g)		2022(g)
Net Asset Value, Beginning of Year	$14.57		$15.09		$19.40		$20.40		$25.80
Increase (decrease) From Operations:
Net investment income(a)	3.41		2.78		1.77		2.04		0.92
Net gain (loss) from investments (both realized and unrealized)	(2.20)		(0.47)		(3.15)		(0.84)		(4.64)
Total from operations	1.21		2.31		(1.38)		1.20		(3.72)

Less Distributions:
From net investment income	(3.38)		(2.83)		(2.77)		(2.04)		(1.00)
From return of capital	—		—		(0.16)		(0.16)		(0.68)
Total Distributions	(3.38)		(2.83)		(2.93)		(2.20)		(1.68)

Net Asset Value, End of Year	$12.40	(e)	$14.57	(e)	$15.09	(e)	$19.40	(e)	$20.40	(e)

Total Return(b)	8.96	%(e)	17.11	%(e)	(7.67	)%(e)	5.76	%(e)	(15.38	)%(e)

Ratios/Supplemental Data
Net assets, end of year (in 000’s)	$5,412		$6,000		$7,499		$5,517		$5,662
Ratio to average net assets (including incentive fee):
Expenses, Gross(c)(f)	4.21%		4.23%		5.32%		6.12%		3.95%
Expenses, Net of Reimbursement(c)(f)	3.00%		3.00%		3.90%		5.37%		3.01%
Net investment income, Net of Reimbursement(c)(d)	25.05%		19.07%		15.76%		9.95%		3.68%
Portfolio turnover rate	157.24%		162.11%		149.37%		105.29%		86.39%

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the year.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends, returns of capital and capital gains distributions, if any. Had the Advisor not absorbed a portion of Fund expenses, total returns would have been lower. Class A total return does not reflect the applicable sales load.
(c)	Does not include expenses of other investment companies in which the Fund invests.
(d)	Recognition of investment income is affected by timing of and declaration of dividends by the underlying investment companies in which the Fund invests.
(e)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.
(f)	Ratios to average net assets (excluding incentive fee effective October 28, 2022 through September 30, 2023)

Expenses, Gross					4.34%		3.75%		3.38%
Expenses, Net of Reimbursement					3.00%		3.00%		2.44%

(g)	Effective September 21, 2023, the Fund had a four-for-one reverse stock split. Per Share amounts for the periods have been adjusted to give effect to the four-for-one stock split.

6

The table below sets forth financial data for one share of beneficial interest outstanding throughout each year presented.

Class A	For the Year ended June 30,
	2021		2020		2019		2018	2017
Net Asset Value, Beginning of Year	$4.78		$7.22		$7.36		$7.95	$8.07
Increase (decrease) From Operations:
Net investment income(a)	0.11		0.19		0.23		0.26	0.35
Net gain (loss) from investments (both realized and unrealized)	1.94		(2.12)		0.21		(0.28)	0.15
Total from operations	2.05		(1.93)		0.44		(0.02)	0.50

Less Distributions:
From net investment income	(0.02)		(0.16)		(0.31)		(0.06)	(0.19)
From return of capital	(0.36)		(0.35)		(0.27)		(0.51)	(0.43)
Total Distributions	(0.38)		(0.51)		(0.58)		(0.57)	(0.62)

Net Asset Value, End of Year	$6.45	(e)	$4.78	(e)	$7.22	(e)	$7.36	$7.95

Total Return(b)	44.33	%(e)	(28.16	)%(e)	6.31	%(e)	(0.20)%	6.32%

Ratios/Supplemental Data
Net assets, end of Year (in 000’s)	$6,938		$6,453		$10,242		$14,164	$22,518
Ratio to average net assets:
Expenses, Gross(c)	3.22%		2.59%		2.25%		2.05%	2.00%
Expenses, Net of Reimbursement(c)	1.85%		1.82%		1.75%		1.75%	1.75%
Net investment income, Net of Reimbursement(c)(d)	2.03%		2.98%		3.21%		3.52%	4.25%
Portfolio turnover rate	0.11%		9.23%		12.06%		22.50%	20.58%

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the year.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends, returns of capital and capital gains distributions, if any. Had the Advisor not absorbed a portion of Fund expenses, total returns would have been lower.
(c)	Does not include expenses of other investment companies in which the Fund invests.
(d)	Recognition of investment income is affected by timing of and declaration of dividends by the underlying investment companies in which the Fund invests.
(e)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

7

The table below sets forth financial data for one share of beneficial interest outstanding throughout each year presented.

Class C	For the Year Ended June 30,
	2026		2025		2024(g)		2023(g)		2022(g)
Net Asset Value, Beginning of Year	$13.62		$14.22		$18.36		$19.32		$24.60
Increase (decrease) From Operations:
Net investment income(a)	3.10		2.56		1.41		1.80		0.64
Net gain (loss) from investments (both realized and unrealized)	(2.07)		(0.49)		(2.79)		(0.80)		(4.32)
Total from operations	1.03		2.07		(1.38)		1.00		(3.68)

Less Distributions:
From net investment income	(3.24)		(2.67)		(2.61)		(1.80)		(0.96)
From return of capital	—		—		(0.15)		(0.16)		(0.64)
Total Distributions	(3.24)		(2.67)		(2.76)		(1.96)		(1.60)

Net Asset Value, End of Year	$11.41	(e)	$13.62	(e)	$14.22	(e)	$18.36	(e)	$19.32	(e)

Total Return(b)	8.16	%(e)	16.36	%(e)	(8.07	)%(e)	5.13	%(e)	(15.94	)%(e)

Ratios/Supplemental Data
Net assets, end of year (in 000’s)	$439		$551		$615		$1,423		$1,570
Ratio to average net assets (including incentive fee):
Expenses, Gross(c)(f)	4.95%		4.99%		6.32%		6.86%		4.69%
Expenses, Net of Reimbursement(c)(f)	3.65%		3.65%		4.71%		6.01%		3.61%
Net investment income, Net of Reimbursement(c)(d)	24.44%		18.66%		15.54%		9.28%		2.57%
Portfolio turnover rate	157.24%		162.11%		149.37%		105.29%		86.39%

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the year.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends, returns of capital and capital gains distributions, if any. Had the Advisor not absorbed a portion of Fund expenses, total returns would have been lower.
(c)	Does not include expenses of other investment companies in which the Fund invests.
(d)	Recognition of investment income is affected by timing of and declaration of dividends by the underlying investment companies in which the Fund invests.
(e)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.
(f)	Ratios to average net assets (excluding incentive fee effective October 28, 2022 through September 30, 2023)

Expenses, Gross					5.33%		4.50%		4.11%
Expenses, Net of Reimbursement					3.65%		3.65%		3.04%

(g)	Effective September 21, 2023, the Fund had a four-for-one reverse stock split. Per Share amounts for the periods have been adjusted to give effect to the four-for-one stock split.

8

The table below sets forth financial data for one share of beneficial interest outstanding throughout each year presented.

Class C	For the Year ended June 30,
	2021		2020		2019		2018	2017
Net Asset Value, Beginning of Year	$4.59		$6.98		$7.16		$7.78	$7.96
Increase (decrease) From Operations:
Net investment income(a)	0.07		0.14		0.18		0.21	0.28
Net gain (loss) from investments (both realized and unrealized)	1.86		(2.05)		0.20		(0.29)	0.15
Total from operations	1.93		(1.91)		0.38		(0.08)	0.43

Less Distributions:
From net investment income	(0.02)		(0.15)		(0.30)		(0.05)	(0.18)
From return of capital	(0.35)		(0.33)		(0.26)		(0.49)	(0.43)
Total Distributions	(0.37)		(0.48)		(0.56)		(0.54)	(0.61)

Net Asset Value, End of Year	$6.15	(e)	$4.59	(e)	$6.98	(e)	$7.16	$7.78

Total Return(b)	43.32	%(e)	(28.68	)%(e)	5.58	%(e)	(0.89)%	5.49%

Ratios/Supplemental Data
Net assets, end of Year (in 000’s)	$2,902		$2,500		$3,708		$3,397	$3,076
Ratio to average net assets:
Expenses, Gross(c)	3.97%		3.35%		3.00%		2.80%	2.76%
Expenses, Net of Reimbursement (c)	2.50%		2.50%		2.50%		2.50%	2.50%
Net investment income, Net of Reimbursement(c)(d)	1.31%		2.33%		2.62%		2.91%	3.52%
Portfolio turnover rate	0.11%		9.23%		12.06%		22.50%	20.58%

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the year.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends, returns of capital and capital gains distributions, if any. Had the Advisor not absorbed a portion of Fund expenses, total returns would have been lower.
(c)	Does not include expenses of other investment companies in which the Fund invests.
(d)	Recognition of investment income is affected by timing of and declaration of dividends by the underlying investment companies in which the Fund invests.
(e)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

9

The table below sets forth financial data for one share of beneficial interest outstanding throughout each year presented.

Class I	For the Year Ended June 30,
	2026		2025		2024(g)		2023(g)		2022(g)
Net Asset Value, Beginning of Year	$14.77		$15.26		$19.60		$20.60		$26.00
Increase (decrease) From Operations:
Net investment income(a)	3.51		2.90		1.67		2.12		1.24
Net gain (loss) from investments (both realized and unrealized)	(2.27)		(0.52)		(3.03)		(0.84)		(4.96)
Total from operations	1.24		2.38		(1.36)		1.28		(3.72)

Less Distributions:
From net investment income	(3.42)		(2.87)		(2.82)		(2.12)		(1.00)
From return of capital	—		—		(0.16)		(0.16)		(0.68)
Total Distributions	(3.42)		(2.87)		(2.98)		(2.28)		(1.68)

Net Asset Value, End of Year	$12.59	(e)	$14.77	(e)	$15.26	(e)	$19.60	(e)	$20.60	(e)

Total Return(b)	9.05	%(e)	17.48	%(e)	(7.46	)%(e)	6.04	%(e)	(15.22	)%(e)

Ratios/Supplemental Data
Net assets, end of year (in 000’s)	$6,729		$8,036		$7,484		$10,206		$10,419
Ratio to average net assets (including incentive fee):
Expenses, Gross(c)(f)	3.95%		4.00%		5.26%		5.88%		3.73%
Expenses, Net of Reimbursement(c)(f)	2.75%		2.75%		3.78%		5.13%		2.95%
Net investment income, Net of Reimbursement(c)(d)	25.32%		19.69%		16.14%		10.20%		4.85%
Portfolio turnover rate	157.24%		162.11%		149.37%		105.29%		86.39%

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the year.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends, returns of capital and capital gains distributions, if any. Had the Advisor not absorbed a portion of Fund expenses, total returns would have been lower.
(c)	Does not include expenses of other investment companies in which the Fund invests.
(d)	Recognition of investment income is affected by timing of and declaration of dividends by the underlying investment companies in which the Fund invests.
(e)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.
(f)	Ratios to average net assets (excluding incentive fee effective October 28, 2022 through September 30, 2023)

Expenses, Gross					4.28%		3.50%		3.16%
Expenses, Net of Reimbursement					2.75%		2.75%		2.38%

(g)	Effective September 21, 2023, the Fund had a four-for-one reverse stock split. Per Share amounts for the periods have been adjusted to give effect to the four-for-one stock split.

10

The table below sets forth financial data for one share of beneficial interest outstanding throughout the period/year presented.

	For the Year Ended June 30, 2021		For the Year Ended June 30, 2020		For the Year Ended June 30, 2019		For the Period Ended June 30, 2018*
Net Asset Value, Beginning of Period	$4.81		$7.25		$7.36		$7.98
Increase (decrease) From Operations:
Net investment income(a)	0.12		0.20		0.26		0.35
Net gain (loss) from investments (both realized and unrealized)	1.95		(2.13)		0.21		(0.49)
Total from operations	2.07		(1.93)		0.47		(0.14)

Less Distributions:
From net investment income	(0.02)		(0.16)		(0.31)		(0.00	)(h)
From return of capital	(0.36)		(0.35)		(0.27)		(0.48)
Total Distributions	(0.38)		(0.51)		(0.58)		(0.48)

Net Asset Value, End of Period	$6.50	(i)	$4.81	(i)	$7.25	(i)	$7.36

Total Return(b)	44.53	%(i)	(28.02	)%(i)	6.68	%(i)	(1.71	)%(c)

Ratios/Supplemental Data
Net assets, end of Period (in 000’s)	$5,884		$4,841		$6,893		$6,238
Ratio to average net assets:
Expenses, Gross(e)	2.97%		2.36%		2.00%		1.65	%(d)
Expenses, Net of Reimbursement(e)	1.60%		1.57%		1.50%		1.50	%(d)
Net investment income, Net of Reimbursement(e)(f)	2.16%		3.26%		3.55%		4.99	%(d)
Portfolio turnover rate	0.11%		9.23%		12.06%		22.50	%(g)(c)

*	Class I commenced operations on July 17, 2017.
(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends, returns of capital and capital gains distributions, if any. Had the Advisor not absorbed a portion of Fund expenses, total returns would have been lower.
(c)	Not annualized.
(d)	Annualized.
(e)	Does not include expenses of other investment companies in which the Fund invests.
(f)	Recognition of investment income is affected by timing of and declaration of dividends by the underlying investment companies in which the Fund invests.
(g)	Represents the Fund’s portfolio turnover rate for the entire year.
(h)	Less than $0.01 per share.
(i)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

11

THE FUND

The Alternative Strategies Income Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on June 15, 2010. The Fund’s principal office is located at c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-833-860-1407.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay its offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed-income mutual funds.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to seek attractive risk-adjusted returns with low to moderate volatility and low correlation to the broader markets, through a concentrated alternative investment approach with an emphasis on income generation.

Under normal market conditions, the Fund will seek to provide attractive risk adjusted returns by taking advantage of volatility in the equity markets. The Adviser seeks to construct a diversified portfolio of structured notes in which the individual portfolio investments do not exhibit significant correlation to each other and do not draw down losses simultaneously. The adviser’s strategy centers around creating optionality by laddering short-term structured notes (that is, purchasing notes with different maturity dates) which can generate attractive coupon yields when the underlying reference asset trades within a predetermined price range.

The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness.

The Statement of Additional Information contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objective and Policies.”

Investment Strategy and Criteria Used in Selecting Investments

Under normal market conditions, the Fund will seek to provide attractive risk adjusted returns by taking advantage of volatility in the equity markets. The Adviser seeks to construct a diversified portfolio of structured notes in which the individual portfolio investments do not exhibit significant correlation to each other and do not draw down losses simultaneously. The Adviser’s strategy centers around creating optionality by laddering short-term structured notes (that is, purchasing notes with different maturity dates) which can generate attractive coupon yields when the underlying reference asset trades within a predetermined price range. Each investment seeks to generate income while providing a cushion before loss of principal can occur (as discussed below).

An example of an investment that the Fund expects to invest in is a structured note linked to the performance of an individual common stock. The Fund will invest primarily in such structured notes. To illustrate, the Fund may purchase a structured note issued by a third-party issuer with a twelve-month maturity, quarterly observation dates and a 50% barrier, which references the performance of a common stock. Each quarter on the specified observation date, the coupon (that is, interest) will be paid to the Fund by the issuer if the reference common stock trades within the predetermined price range (i.e., above the 50% barrier in this instance and below a specified upper limit). If, on a particular observation date, the price of the reference common stock breaches the upper limit, the note will be called by the issuer, and the coupon and principal paid to the Fund by the issuer. If, on a particular observation date (not the maturity date), the reference common stock trades below the barrier, no coupon will be paid in that period and the note will remain outstanding.

At maturity, if the closing price of the reference common stock is above the barrier, the full amount of principal and coupon will be paid to the Fund by the issuer, and in most instances previously missed coupons will be paid as well. Conversely, if at maturity, the price of the reference common stock trades below the barrier, it will result in a loss of the amount of principal paid to the Fund by the issuer in an amount proportionate to the decline in the price of the reference common stock. To help to minimize overall downside risk for the Fund’s portfolio, the Fund seeks to invest in 20-40 short-term structured notes that are diversified across industry, company, observation dates, maturity dates, barrier levels and issuers. The number of structured notes held by the Fund at any one time may vary and may be less than 20 or more than 40 from time to time.

12

The Fund will primarily purchase structured notes from counterparty issuers that are rated investment grade or better (or issuers that are fully guaranteed by an investment grade rated parent company). At the time of investment, The Fund will not have (i) more than 10% of its assets in structured notes issued by counterparty issuers that are unrated or rated below investment grade; and (ii) more than 5% of the Fund’s assets invested in any single counterparty issuer that is unrated or rated below investment grade.

The Adviser will invest in structured notes that have individual domestic and foreign equity securities, baskets of several equity securities, market indices and commodities as their reference assets. The Adviser may enter in swap agreements that have similar investment characteristics to the structured notes in which the Fund directly invests.

While it is anticipated that many of the structured notes held by the Fund will be designed to perform well when the reference common stock increases in price (i.e. positive correlation), other structured notes may seek negative correlation by being designed to perform well when the underlying reference common stock declines in value.

In seeking to provide attractive risk-adjusted returns and to mitigate downside risk, the adviser:

1.	Diversifies the underlying reference equity assets
2.	Constructs a portfolio with varied maturity dates for each structured note
3.	Adjusts the Fund’s use of positively and negatively correlated structured notes; and
4.	Uses multiple counterparties (or issuers) that are deemed credit-worthy by the Adviser

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio manager are subjective.

The Fund has no current intent to sell securities short. The Fund does not intend to use leverage through issuing preferred shares. However, the Board may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act. The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act. In addition, the Fund may be deemed to incur economic leverage embedded in instruments in which it may invest.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate may exceed 100%, may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The portfolio turnover rate for the fiscal year ended June 30, 2026 was approximately 157.24%. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Internal Revenue Code (the “Code”). As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

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Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Structured Notes

The Fund invests primarily in structured notes. These instruments are notes where the principal and/or interest rate or value of the structured note is determined by reference to the performance of an underlying reference asset. Underlying reference assets may include a security or other financial instrument though the Fund primarily invests in structured notes that reference the performance of a particular underlying equity security. The Fund may also invest in structured notes that reference the performance of a basket of equity securities, a market index or a commodity. The interest and/or principal payments that may be made on a structured note may vary widely, depending on a variety of factors, including the volatility of the underlying reference asset. The performance results of structured notes will not replicate exactly the performance of the underlying reference asset that the notes seek to replicate due to transaction costs and other expenses. Issuers of structured notes can vary and may include corporations, banks, broker-dealers and limited purpose trusts or other vehicles. Structured notes may be exchange-traded or traded OTC and privately negotiated.

Investments in structured notes involve many of the same risks associated with a direct investment in the underlying reference asset the notes seek to replicate. Structured notes may be considered hybrid instruments as they may exhibit features of both fixed income securities and derivatives. The return on a structured note that is linked to a particular underlying reference asset that pays dividends generally is increased to the extent of any dividends paid in connection with the underlying reference asset. However, the holder of a structured note typically does not receive voting rights and other rights as it would if it directly owned the underlying reference asset. In addition, structured notes are subject to counterparty risk, which is the risk that the issuer of the structured note will not fulfill its contractual obligation to complete the transaction with a Fund. Structured notes constitute general unsecured contractual obligations of the issuer of the note and the Fund is relying on the creditworthiness of such issuer and has no rights under a structured note against the issuer of an underlying reference asset. Structured notes involve transaction costs. Structured notes may be considered illiquid.

Swap Agreements

Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or “swapped” between the parties are calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. The “notional amount” of the swap agreement is only a fictive basis on which to calculate the obligations the parties to a swap agreement have agreed to exchange. The Fund’s obligations (or rights) under a swap agreement will generally be equal only to the amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The Fund’s obligations under a swap agreement will be accrued daily (offset against any amounts owing to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash, U.S. government securities, or other liquid securities, to avoid leveraging of the Fund’s portfolio.

Convertible Securities

Convertible securities are bonds, debentures, notes, preferred stocks and other securities that pay interest or dividends and are convertible into or exchangeable for common stocks. Convertible securities generally have some features of common stocks and some features of debt securities. In general, a convertible security performs more like a stock when the underlying stock’s price is high relative to the conversion price (because it is assumed that it will be converted into the stock) and performs more like a debt security when the underlying stock’s price is low relative to the conversion price (because it is assumed that it will mature without being converted). Convertible securities typically pay an income yield that is higher than the dividend yield of the issuer’s common stock, but lower than the yield of the issuer’s debt securities.

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RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund, you should carefully consider the following risks the Fund faces through its investments. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

Structured Note Risk. The Fund will primarily invest in structured notes. The structured notes may include investments in structured products, securitizations and other asset-backed securities. Among other risks, the notes (i) are subject to the risks associated with the underlying assets; (ii) will often be leveraged, which will generally magnify the opportunities for gain and risk of loss; (iii) are highly complex, which may cause disputes as to their terms and impact the valuation and liquidity of such positions; and (iv) often contain significant obstacles to asserting “putback” or similar claims against the notes.

Risk of Loss at Maturity. The notes differ from ordinary debt securities in that the issuer will not necessarily pay the full principal amount of the notes at maturity. If the notes are not called, the issuer will repay the Fund the principal amount of the notes in cash only if the final price of the underlying asset is equal to or greater than the trigger price and will only make such payment at maturity. If the notes are not called and the final price is less than the trigger price, the Fund will be exposed to the negative underlying return and lose a significant portion or all of its initial investment in an amount proportionate to the decline in the price of the underlying asset.

Contingent Repayment of the Fund’s Principal Applies Only at Maturity. The Fund expects to hold the notes to maturity. If the Fund is able to sell its notes prior to maturity in the secondary market, it may have to sell them at a loss relative to its initial investment even if the then-current underlying asset price is equal to or greater than the trigger price at that time.

The Fund May Not Receive Any Contingent Coupons. The issuer will not necessarily pay periodic contingent coupons on the notes. If the closing price of the underlying asset on an observation date is less than the coupon barrier, the issuer will not pay the Fund the contingent coupon applicable to such observation date. If the closing price of the underlying asset is less than the coupon barrier on each of the observation dates, the issuer will not pay the Fund any contingent coupons during the term of, and you will not receive a positive return on, the notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on the notes.

The Fund’s Potential Return on the Notes is Limited and It Will Not Participate in any Appreciation of the Underlying Asset. The return potential of the notes is limited to the contingent coupon rate, regardless of the appreciation of the underlying asset. In addition, the total return on the notes will vary based on the number of observation dates on which the requirements of the contingent coupon have been met prior to maturity or an automatic call. Further, if the notes are called due to the automatic call feature, you will not receive any contingent coupons or any other payment in respect of any observation dates after the applicable call settlement date. Since the notes could be called as early as the first observation date, the total return on the notes could be minimal. If the notes are not called, you will not participate in any appreciation in the price of the underlying asset even though you will be subject to the underlying asset’s risk of decline. As a result, the return on an investment in the notes could be less than the return on a direct investment in the underlying asset.

Higher Contingent Coupon Rates are Generally Associated with a Greater Risk of Loss. Greater expected volatility with respect to the underlying asset reflects a higher expectation as of the trade date that the price of such underlying asset could close below its trigger price on the final valuation date of the notes. This greater expected risk will generally be reflected in a higher contingent coupon rate for that note. However, an underlying asset’s volatility can change significantly over the term of the notes and the price of the underlying asset for your notes could fall sharply, which could result in a significant loss of principal.

Reinvestment Risk. The notes will be called automatically if the closing price of the underlying asset is equal to or greater than the initial price on any observation date. In the event that the notes are called prior to maturity, there is no guarantee that you will be able to reinvest the proceeds from an investment in the notes at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the notes, you will incur transaction costs and the original issue price for such an investment is likely to include certain built-in costs such as dealer discounts and hedging costs.

Greater Expected Volatility Generally Indicates an Increased Risk of Loss at Maturity. “Volatility” refers to the frequency and magnitude of changes in the price of the underlying asset. The greater the expected volatility of the underlying asset as of the trade date, the greater the expectation is as of the trade date that the closing price of the underlying asset could be less than the coupon barrier on any observation date and that the final price of the underlying asset could be less than the trigger price on the final valuation date and, as a consequence, indicates an increased risk of loss. However, the underlying asset’s volatility can change significantly over the term of the notes, and a relatively lower coupon barrier and/or trigger price may not necessarily indicate that the notes have a greater likelihood of a return of principal at maturity. You should be willing to accept the downside market risk of the underlying asset and the potential to lose a significant portion or all of your initial investment.

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General Credit Risk. The Fund is subject to significant credit risk (i.e., the risk that an issuer or borrower will default in the payment of principal and/or interest on an instrument) in light of its investment strategy. Credit risk also includes the risk that a counterparty to a derivatives transaction (e.g., a swap counterparty or futures commission merchant) will be unwilling or unable to meet its obligations. Financial strength and solvency of an issuer or borrower are the primary factors influencing credit risk. In addition, degree of subordination, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Investments in stressed or distressed companies inherently have more credit risk than do similar investments in other companies. The degree of credit risk associated with any particular Portfolio Investment or any collateral relating thereto may be difficult or impossible for the Adviser to determine within reasonable standards of predictability. The Adviser also expects to utilize various third parties that hold Fund assets (such as the prime broker) in implementing the Fund’s investment strategy, and the Fund will therefore also be subject to credit risk with respect to such entities.

Credit Risk of the Issuer. The notes are unsubordinated, unsecured debt obligations of the issuer, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of the issuer to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the issuer may affect the market value of the notes and, in the event the issuer were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes and you could lose your entire investment.

Common Stock Risk. The value of the Fund will fluctuate based on changes in the value of the equity securities which are used as underlying reference assets for the structured notes held by the Fund. Common stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates. The risks that are associated with investing in common stock include the financial risk of purchasing individual companies that perform poorly, the risk that the stock markets in which the common stock purchased by the Fund trade may experience periods of turbulence and instability, and the general risk that domestic and foreign economies may go through periods of decline and cycles of change. Many factors affect an individual company’s performance, such as the strength of its management or the demand for its services or products. You should be aware that the value of a company’s share price may decline as a result of poor decisions made by management or lower demand for the company’s services or products. In addition, a company’s share price may also decline if its earnings or revenues fall short of expectations. There are also risks associated with the stock market overall. Over time, stock markets tend to move in cycles, with periods when stock prices rise generally and periods when stock prices decline generally. The value of the Fund’s investments may increase or decrease more than the stock market in general.

Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Junk Bond Risk. Lower-quality fixed income securities, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the bond may decrease, and the Fund’s share price may decrease and its income distribution may be reduced. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds (liquidity risk). Such securities may also include “Rule 144A” securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s share price.

Foreign Risk. Investments in structured notes that have foreign equity securities as reference assets could subject the Fund to greater risks because the Fund’s performance may depend on issues other than the performance of a particular company or U.S. market sector. Changes in foreign economies and political climates are more likely to affect the Fund than a mutual fund that invests exclusively in U.S. securities. The values of foreign securities are also affected by the value of the local currency relative to the U.S. dollar. There may also be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information. The values of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental administration or economic or monetary policy (in this country or abroad) or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees and other costs of investing in foreign securities are generally higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations and foreign securities may be more illiquid that domestic securities.

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Commodities Risk. The Fund may invest in structured notes that have commodities as their reference asset. Investment exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities. Commodity prices may be influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Market Risk. The Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it invests or operates, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Adviser’s control and could adversely affect the liquidity and value of the Fund’s investments, and may reduce the ability of the Fund to make attractive new investments.

In particular, economic and financial market conditions began to significantly deteriorate around 2007 as compared to prior periods. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the continuous long-term effects of which remain uncertain. Subsequently, the COVID-19 global pandemic beginning in early 2020 also had negative impacts, and in many cases severe negative impacts, on markets worldwide.

More recently, the United States has enacted or proposed to enact significant new tariffs, and various federal agencies have been directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. Significant uncertainty continues to exist about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S.; the stability of global financial markets; and global economic conditions. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct, and actual events and circumstances may vary significantly.

The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.

It is not known how long any future impacts of the significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your Fund investment. Therefore, the Fund could lose money over short.

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Convertible Securities Risk. The value of a convertible security, which is a form of hybrid security (i.e., a security with both debt and equity characteristics), typically increases or decreases with the price of the underlying common stock. In general, a convertible security is subject to the market risks of stocks, and its price may be as volatile as that of the underlying stock, when the underlying stock’s price is high relative to the conversion price, and a convertible security is subject to the market risks of debt securities, and is particularly sensitive to changes in interest rates, when the underlying stock’s price is low relative to the conversion price. The general market risks of debt securities that are common to convertible securities include, but are not limited to, interest rate risk and credit risk -- that is, the value of convertible securities will move in the direction opposite to movements in interest rates; they are subject to the risk that the issuer will not be able to pay interest or dividends when due; and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. Because their value can be influenced by many different factors, convertible securities generally have less potential for gain or loss than the underlying common stocks. Securities that are convertible other than at the option of the holder generally do not limit the potential for loss to the same extent as securities that are convertible only at the option of the holder.

Many convertible securities have credit ratings that are below investment grade and are subject to the same risks as an investment in lower-rated debt securities (commonly known as “junk bonds”). Lower-rated debt securities may fluctuate more widely in price and yield than investment grade debt securities and may fall in price during times when the economy is weak or is expected to become weak. The credit rating of a company’s convertible securities is generally lower than that of its non-convertible debt securities. Convertible securities are normally considered “junior” securities—that is, the company usually must pay interest on its non-convertible debt securities before it can make payments on its convertible securities. If the issuer stops paying interest or principal, convertible securities may become worthless and the Fund could lose its entire investment. To the extent the Fund invests in convertible securities issued by small- or mid-cap companies, it will be subject to the risks of investing in such companies.

Medium and Small Capitalization Company Risk. Medium or small capitalization companies may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s net asset value to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Sector Risk. The Fund’s investments may be focused in securities of a particular sector through its investment in structured notes and other investments. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in a particular sector.

Swap Risk. The Fund’s use of swaps involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Swaps are subject to tracking risk because they may not be perfect substitutes for the instruments they are intended to track, hedge or replace. Leverage inherent in derivatives will tend to magnify the Fund’s losses. Swap agreements are subject to the risk that the counterparty to the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the counterparty to the swap. In addition, there is the risk that a swap may be terminated by the Fund or the counterparty in accordance with its terms. If a swap were to terminate, the Fund may be unable to implement its investment strategies and the Fund may not be able to seek to achieve its investment objective. The use of leveraged derivatives can magnify the Fund’s potential for loss and, therefore, amplify the effects of market volatility on the Fund’s share price. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Swap agreements may also involve fees, commissions or other costs that may reduce the Fund’s gains from a swap agreement or may cause the Fund to lose money.

Tax Risk. The income and gains from certain of the Fund’s investments may not allow the Fund to be treated as a regulated investment company under the Code. If the Fund fails to qualify as a regulated investment company under the Code in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its income at the rates generally applicable to corporations and distributions to shareholders would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

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Turnover Risk. A higher portfolio turnover may result in higher transactional and brokerage costs associated with the turnover which will reduce a Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs. Active trading of securities may also increase a Fund’s realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.

Cybersecurity. The computer systems, networks and devices used by the Fund and its service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Fund and its service providers, systems, networks, or devices potentially can be breached. The Fund and its shareholders could be negatively impacted as a result of a cybersecurity breach.

Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may cause disruptions and impact the Fund’s business operations, potentially resulting in financial losses; interference with the Fund’s ability to calculate their NAV; impediments to trading; the inability of the Fund, the Adviser, and other service providers to transact business; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees (the “Board” or “Trustees”) is responsible for the overall management of the Fund, including oversight of the duties performed by the Adviser. The Board is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and overseeing the Fund’s Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management of the Fund” in the SAI.

Investment Adviser

SCG Asset Management, LLC., located at 2132 Deep Water Lane, Suite 240A, Naperville, IL 60564, serves as the Fund’s investment adviser (“the “Adviser”). The Adviser is registered with the SEC as an investment adviser under the 1940 Act. The Adviser is a New York limited liability company formed in 2021 for the purpose of advising individuals and institutions.

Under the oversight of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser a management fee calculated and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily net assets during such period.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Management Agreement is available in the Fund’s Annual Report to shareholders for the fiscal period ending June 30, 2026.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement” under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (excluding front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation), to the extent that they exceed 3.00%, 3.65% and 2.75% per annum of the Fund’s average daily net assets attributable to Class A, Class C and Class I shares, respectively. (the “Expense Limitation”) In consideration of the Expense Limitation Agreement, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from when they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Expense Limitation Agreement will remain in effect, at least until October 31, 2027, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board on 60 days written notice to the Adviser. After October 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion.

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Portfolio Manager

Mr. Gregory H. Sachs, Founder, Chairman and Chief Executive Officer of Sachs Capital Group LP, Chief Executive Officer and Chief Investment Officer of SCG Asset Management LLC, is the Fund’s portfolio manager.

Mr. Sachs is also the founder and former Chairman and Chief Executive Officer of Deerfield Capital Management LLC. In 1993, Mr. Sachs founded Deerfield Capital Management LLC (“Deerfield”) in Chicago where he served as Chairman and Chief Executive Officer. In its early years, Deerfield focused solely on fixed income arbitrage and relative value trading strategies based on the identification of anomalies in global fixed income, futures, options, and derivative markets. In 2004 Mr. Sachs sold a controlling interest in Deerfield to Triarc [NYSE:TRY]. Together they sold (“Deerfield”) in 2007 to a public REIT that Deerfield managed [NYSE:DFR]. When Deerfield was sold, it had approximately $17 billion under management. He received both an M.S. in Quantitative Analysis and Finance and a B.B.A. in Actuarial Science and Quantitative Analysis from the University of Wisconsin at Madison.

The SAI provides additional information about the Fund’s portfolio manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

Ultimus Fund Solutions, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, (“UFS”) serves as Administrator, Accounting Agent and Transfer Agent. Effective February 1, 2019, NorthStar Financial Services Group, LLC, the parent company of Gemini Fund Solutions, LLC and its affiliated companies including Northern Lights Distributors, LLC and Northern Lights Compliance Services, LLC (collectively, the “Gemini Companies”), sold its interest in the Gemini Companies to a third party private equity firm that contemporaneously acquired Ultimus Fund Solutions, LLC (an independent mutual fund administration firm) and its affiliates (collectively, the “Ultimus Companies”). As a result of these separate transactions, the Gemini Companies and the Ultimus Companies are now indirectly owned through a common parent entity, The Ultimus Group, LLC.

UFS receives the following fees: for administrative services, the Fund pays UFS an annual fund administration fee that is an asset-based fee, which scales downward based upon net assets of the Fund. The Fund also pays UFS for any out-of-pocket expenses; for accounting services the Fund pays the UFS a minimum annual fee of $24,000 minimum or an asset based fee, which scales downward based upon net assets of the Fund, plus out-of-pocket expenses; for transfer agent services, the Fund pays UFS and transfer agent per account fee per account. The Fund also pays the Administrator for any out-of-pocket expenses. For the fiscal year ended June 30, 2024, the Fund paid $77,889, $37,716, and $43,227, respectively for administration, accounting, and transfer agency fees, respectively. For the fiscal year ended June 30, 2025, the Fund paid $69,470, $36,932, and $36,301, respectively for administration, accounting, and transfer agency fees, respectively. For the fiscal year ended June 30, 2026, the Fund paid $62,554, $36,609 and $36,875, respectively for administration, accounting, and transfer agency fees, respectively.

Custodian

U.S. Bank N.A., (“U.S. Bank”) with principal offices at 1555 N. River Center Drive, Milwaukee, WI 53212 serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, U.S. Bank holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

UFS is obligated to pay expenses associated with providing the services contemplated by the Fund Services Administration Agreement (administration, accounting and transfer agent), including compensation of and office space for its officers and employees and administration of the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class A and Class C shares are subject to a monthly shareholder servicing fee at an annual rate of 0.25% of the average daily net assets of the Fund attributable to the respective share class.

The Investment Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

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Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of October 2, 2026, the following shareholder of record owned more than 25% of the outstanding shares of the Fund, as noted.

Name & Address	Shares	Percentage of Shares

Class A
Charles Schwab & Co., Inc./Special Custody Account For The Exclusive Benefit Of Customers Attn: Mutual Funds Operations	294,216	66.05%

Class I
Gregory H Sachs TTEE of The /Gregory H Sachs Revocable Trust P.O. Box 653139 Miami, FL 33265-3139	495,518	92.39%

DETERMINATION OF NET ASSET VALUE

The net asset value (“NAV”) of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Class A shares are offered at NAV plus the applicable sales load. Class C and Class I shares are offered at NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, securities are valued at fair value as determined by the Boards. The Board has delegated the day-to-day responsibility for determining these fair values in accordance with the policies it has approved to the Adviser. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining the fair value of a security. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Adviser may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Manager.

The Adviser will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Valuation Committee of the Board will review any securities valued by the Adviser in accordance with the Fund’s valuation policies. The Board has delegated execution of these procedures to a fair value team composed of one or more officers from each of the (i) Trust, (ii) Administrator, and (iii) Adviser. The team may also enlist third party consultants such as an audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value. The Board reviews and ratifies the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third-party pricing service to assist it in determining the market value of securities in the Fund’s portfolio. The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities.

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CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and no more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). If you own an IRA or other retirement plan, you must indicate on your Quarterly Repurchase Offer form whether the Fund should withhold federal income tax. Unless you elect in your repurchase request that you do not want federal tax withheld, the repurchase will be subject to withholding. All redemption request forms must be in proper form. The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

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Medallion Signature Guarantee Requirements

To protect shareholders and the Fund from potential fraud, the Fund and/or its transfer agent (the “Transfer Agent”) require a signature guarantee, including a Medallion Signature Guarantee (“MSG”), in certain circumstances. An MSG is a stamped certification from an eligible guarantor institution that verifies the authenticity of a signature and the authority and capacity of the person signing.

The Fund and/or the Transfer Agent require an MSG in situations including, but not limited to, the following:

●	The amount of the repurchase request exceeds $100,000 (or such other threshold as may be established by the Fund and/or the Transfer Agent);

●	Repurchase proceeds are requested to be mailed to an address or sent to a bank account that was changed or added within the past 30 calendar days;

●	Repurchase proceeds are requested to be made payable to a person or entity other than the registered account owner;

●	Repurchase proceeds are requested to be sent to a financial institution account that is not in the shareholder’s name;

●	The account registration or ownership is being changed;

●	Instructions are submitted by mail with alternate delivery instructions, special handling, or other non-standard processing; or

●	Any other circumstance in which the Fund or the Transfer Agent reasonably determines that additional documentation or verification is appropriate.

An MSG must be obtained from an eligible guarantor institution that participates in a recognized Medallion Signature Guarantee program (STAMP, SEMP, or MSP). These institutions typically include banks, savings associations, credit unions, and broker-dealers. A notary seal is not an acceptable substitute for an MSG.

Shareholders should contact the Transfer Agent in advance if they are unsure whether an MSG will be required. The Fund and/or the Transfer Agent reserve the right, in their discretion, to waive or require an MSG and to reject any signature guarantee deemed unacceptable.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-833-860-1407 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Early Withdrawal Charge

Selling brokers, or other financial intermediaries that have entered into distribution agreements with the Distributor may receive a commission of up to 1.00% of the purchase price of Class C shares.

Class C shareholders who tender for repurchase of such shareholder’s Class C shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to an early withdrawal charge of 1.00% of the original purchase price. The Distributor may waive the imposition of the early withdrawal charge in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the early withdrawal charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder. Class A and Class I shares will not be subject to an early withdrawal charge.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own

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less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Payment for Shares and Good-Funds Policy

The Fund accepts payment for shares by check, Automated Clearing House (“ACH”) transfer, or wire transfer. All purchase orders are subject to acceptance by the Fund and will be executed at the net asset value (“NAV”) next calculated after the purchase order and payment are received in good order.

Payments made by check or ACH are subject to a collection period to ensure that the payment has cleared and has been received in good funds. The Fund or its Transfer Agent may delay the disbursement of repurchase proceeds attributable to shares purchased by check or ACH for up to 10 business days after the date of purchase.

During this collection period, repurchase proceeds attributable to shares purchased with uncleared funds will not be disbursed. This collection period does not apply to purchases made by wire transfer, which are generally considered received in good funds upon receipt.

If a check or ACH payment is returned, does not clear, or is otherwise not received in good funds, the purchase may be cancelled. The shareholder will be responsible for any resulting loss incurred by the Fund or its Transfer Agent and any applicable returned-payment fee.

In all cases, payment for shares accepted for repurchase will be made by the Repurchase Payment Deadline in accordance with applicable law.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

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The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

Quarterly Distribution Policy

The Fund intends to make a dividend distribution each quarter to its shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. Return of capital represents a return of your original investment and is not generated from the Fund’s investment income profits. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

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Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. A return of capital constitutes a return of a shareholder’s original investment. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by UFS (the “Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in shares of the same class of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at Alternative Strategies Income Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, OH 45246 or overnight Alternative Strategies Income Fund, c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at Alternative Strategies Income Fund, c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246. Certain transactions can be performed by calling the toll-free number 1-833-860-1407.

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U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the Statement of Additional Information. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund elected to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Cost Basis Reporting

The Fund is required to report cost basis information to the IRS and to shareholders on Form 1099-B for redemptions of “covered shares,” which are generally shares acquired on or after January 1, 2012.

The Fund’s default cost basis calculation method is Average Cost. This method will be applied to your account unless you affirmatively elect a different IRS-accepted method, such as First-In, First-Out (FIFO) or Specific Share Identification. You may make this election for future transactions by providing written instructions, contacting Shareholder Services at 1-833-860-1407.

Please note that, in accordance with IRS regulations, the cost basis method elected for the first redemption of covered shares cannot be changed after the settlement of the redemption. The cost basis method you select may have significant tax implications. The Fund is not authorized to provide tax advice. We strongly recommend you consult your tax advisor to determine which method is most suitable for your individual circumstances.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on June 15, 2010. The Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares, subject to a $5 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers three different classes of shares: Class A, Class C and Class I shares. The Fund began continuously offering its common shares on September 28, 2010. As of October 31, 2016, the Fund simultaneously redesignated its issued and outstanding common shares as Class A and Class C shares and created its Class I shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the sales loads and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” The details of each share class is set forth in “Plan of Distribution.”

Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. UFS will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of October 2, 2026:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited*	None	445,412
Class C Shares	Unlimited*	None	35,704
Class I Shares	Unlimited*	None	536,329

*	subject to a $5 billion limit on the Fund

PLAN OF DISTRIBUTION

Foreside Fund Services, LLC (the “Distributor”) located at 190 Middle Street, Suite 301, Portland, ME 04101, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load, if any. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), the Fund intends to offer to sell up to $5,000,000,000 of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. The Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a quarterly basis. Class A and Class I shares are not currently subject to a Distribution Fee.

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The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Additionally, the Adviser or its affiliates pay a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, engage in transactions with or perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

PURCHASE TERMS

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by UFS, the Fund’s Administrator. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

Investors may be charged a fee if they effect transactions through an intermediary, broker or agent. The Fund has authorized one or more brokers to receive on its behalf purchase and redemption orders. Such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Customer orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee.

Purchase Requests in Good Order

A purchase request will be considered to be in “good order” only if it includes all of the following:

●	A completed and signed Account Application for a new account;

●	The exact dollar amount of the investment;

●	For an existing account, the account number and the name(s) exactly as registered on the account;

●	Payment in U.S. dollars payable to the Fund; and

●	Any documentation reasonably required by the Fund or its Transfer Agent to verify the identity or authority of the purchaser.

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Requests that are incomplete, unclear, unsigned, or submitted without the required documentation may be delayed or rejected. Neither the Fund nor its Transfer Agent will be responsible for delays or losses resulting from a request that is not received in good order.

By Mail

Initial investments may be funded by check, federal funds wire transfer, or Automated Clearing House (ACH) transfer from a U.S. financial institution. To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Alternative Strategies Income Fund to:

via Regular Mail:	or Overnight Mail:

Alternative Strategies Income Fund c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Alternative Strategies Income Fund c/o Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246

All checks must be in US dollars drawn on a domestic bank. The Fund generally does not accept cash equivalents for the purchase of shares, including, but not limited to, cash, cashier’s checks, bank official checks, certified checks, bank money orders, third-party checks (except for properly endorsed IRA transfer and rollover checks), counter checks, starter checks, traveler’s checks, money orders, credit card checks, cryptocurrency, or payments drawn on non-U.S. financial institutions.

The transfer agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-833-860-1407 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: Ultimus Fund Solutions, LLC
Account #: (number provided by calling toll-free number above)
Further Credit:
Alternative Strategies Income Fund
(shareholder registration)

(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact UFS to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automated Clearing House (ACH) Purchases

Shareholders may purchase shares of the Fund through the Automated Clearing House (“ACH”) network from an account maintained at a U.S. bank or other U.S. financial institution. All payments must be made in U.S. dollars. ACH purchases may not exceed $100,000 per transaction. The Fund reserves the right to change this limit at any time without prior notice. The Fund may also reject any purchase order for any reason.

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Initial and Subsequent Purchases by ACH

ACH may be used for both initial and subsequent investments. To establish ACH instructions, shareholders must provide the required banking information and authorization on the Account Application or other documentation acceptable to the Fund or its Transfer Agent. A voided check or other form of bank-account verification acceptable to the Fund or its Transfer Agent is required to verify the designated bank account and its ownership.

Bank-Account Requirements

The designated bank account must be maintained at a U.S. financial institution. At least one registered owner of the Fund account must be an owner of the designated bank account, and the ownership information on the bank account must be sufficiently consistent with the registration of the Fund account. ACH transfers initiated from a bank account for which no registered owner of the Fund account is an owner will not be accepted.

Right to Reject; Good Order

The Fund and its Transfer Agent reserve the right to reject any ACH purchase request that is not received in good order. An ACH purchase request will be considered received in good order when the Fund or its Transfer Agent has received, in proper form, a completed and signed Account Application for a new account, the exact dollar amount of the investment, all required banking information and authorizations, acceptable bank-account verification, and any identification, authority, or other documentation reasonably required by the Fund or its Transfer Agent.

An incomplete, unclear, unsigned, unauthorized, or insufficiently documented request may be delayed or rejected. Neither the Fund nor its Transfer Agent will be responsible for delays or losses resulting from a request that is not received in good order.

Collection of ACH Funds

Payments made by ACH may be subject to a collection period of up to 10 business days to ensure that the payment has cleared and has been received in good funds. During the collection period, the Fund or its Transfer Agent may delay the disbursement of repurchase proceeds attributable to shares purchased with uncleared ACH funds.

If an ACH payment is returned, does not clear, or is otherwise not received in good funds, the purchase may be cancelled. The shareholder will be responsible for any resulting loss incurred by the Fund or its Transfer Agent and any applicable returned-payment fee.

Automatic Investment Plan (“AIP”)

Shareholders may purchase shares through an Automatic Investment Plan (“AIP”), which provides for regular, periodic purchases of shares in accordance with the shareholder’s instructions and the Transfer Agent’s procedures. With the shareholder’s authorization, the Transfer Agent will process AIP purchases in the amount and at the frequency selected by the shareholder by electronically debiting a designated account maintained at a U.S. financial institution that is a member of the Automated Clearing House (“ACH”) network. Shares will be purchased at the Fund’s net asset value (“NAV”) next determined after the AIP purchase is received in good order. There is no minimum investment amount required to participate in the AIP.

Shareholders may change or terminate their AIP instructions at any time by contacting the Transfer Agent sufficiently in advance of the next scheduled AIP purchase. The Fund and its Transfer Agent reserve the right to modify, suspend, or terminate the AIP at any time upon notice to shareholders as required by applicable law.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-833-860-1407. If an investor elected this option on the Account Application and the account has been open for at least 15 days, telephone purchase orders will be accepted via electronic funds transfer from the investor’s preauthorized bank account through the Automated Clearing House (“ACH”) network. Banking information must be established on the account before making a telephone purchase.

Telephone purchase requests received in good order before the close of regular trading on the New York Stock Exchange, normally 4:00 p.m. Eastern Time, will be processed at the Fund’s net asset value (“NAV”) next determined after receipt.

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Repurchase requests may not be submitted by telephone. To participate in a Repurchase Offer, shareholders must submit a properly completed and signed Repurchase Request Form, together with any other required documentation, in good order before the Repurchase Request Deadline stated in the applicable repurchase offer notice.

During periods of high market activity, heavy call volume, market volatility, or other unusual conditions, shareholders may experience higher-than-usual call waits or difficulty reaching the Fund or its Transfer Agent. Shareholders should allow sufficient time to place a telephone transaction. Neither the Fund nor its Transfer Agent will be responsible for delays or losses resulting from a shareholder’s inability to place a permitted transaction by telephone, except as otherwise required by applicable law.

The Fund and its Transfer Agent use reasonable procedures to verify the authenticity of telephone instructions. These procedures may include verifying personal or account information, requiring an account number or other identifying information, recording telephone conversations, and providing written confirmations. If these procedures are followed, the Fund and its Transfer Agent may not be responsible for losses resulting from unauthorized or fraudulent telephone instructions, except as otherwise required by applicable law.

The Fund reserves the right to modify, suspend, or terminate telephone transaction privileges at any time, subject to applicable law.

Customer Identification and Anti-Money Laundering Procedures

Important Information About Procedures for Opening a New Account

To help the U.S. government fight the funding of terrorism and money laundering activities, the Fund and its agents may be required to obtain, verify, and record information that identifies each person or entity that opens an account.

What This Means for You

When an account is opened, the Fund and its agents, including its Transfer Agent, will request the purchaser’s full name, residential or business street address, date of birth for an individual, and an identification number, such as a Social Security number or Taxpayer Identification Number (“TIN”). The Fund or its agents may request other information or documentation that will allow them to verify the purchaser’s identity. A post office box generally will not be accepted as the primary address.

For a legal entity, the Fund or its agents may require documentation verifying the legal existence of the entity and the identity and authority of persons authorized to act on behalf of the entity. As required by applicable law or applicable anti-money laundering procedures, the Fund or its agents may also request information identifying beneficial owners or control persons.

The Fund or its agents may request a driver’s license, passport, formation document, trust document, corporate resolution, or other identification or authority documentation. Customer information may be checked against government lists as required or permitted by applicable law. Records of information used to verify identity will be retained in accordance with applicable law and applicable record-retention procedures.

Verification Process

The Fund and its agents reserve the right to:

●	refuse to open an account or delay processing a purchase request if required information or documentation is not provided;

●	reject or cancel a purchase request if the Fund or its agents are unable to verify the purchaser’s identity or authority;

●	restrict account transactions or other account activity if identity or authority cannot be verified within a reasonable period; and

●	take any other action required or permitted by applicable law.

If the Fund or its agents are unable to verify a purchaser’s identity or authority, the Fund may reject or cancel the purchase request or take other action permitted by applicable law and the Fund’s governing documents and procedures.

To the extent permitted by applicable law, neither the Fund, its Transfer Agent, nor their respective affiliates or agents will be responsible for delays or losses resulting from the rejection or cancellation of a purchase request, restrictions on account activity, or other actions taken in connection with the identity-verification process.

Investors may call 1-833-860-1407 for assistance when completing an Account Application.

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Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Class A shares are sold at the prevailing net asset value per Class A share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class A shares:

●	a minimum initial investment of $5,000 for regular accounts and $5,000 retirement plan accounts, and a minimum subsequent investment of $1,000 if not made pursuant to the automatic investment program; and

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A shares.

Investors in Class A shares will pay a sales load based on the amount of their investment, but may range from 0.00% to 4.25%, as set forth in the table below. A reallowance will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager (the “Dealer Manager Fee”). There are no sales loads on reinvested distributions. The Fund reserves the right to waive sales loads. The following sales loads apply to your purchases of Class A shares of the Fund:

Amount Purchased	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance*	Dealer Manager Fee	Broker Commission/ Total Reallowance
Under $250,000	4.25%	4.44%	3.50%	0.75%	4.25%
$250,000 to $499,999	3.25%	3.36%	2.50%	0.75%	3.25%
$500,000-$999,999	2.00%	2.04%	1.50%	0.50%	2.00%
$1,000,000 and Above	1.25%	1.27%	1.00%	0.25%	1.25%

You may be able to buy Class A shares without a sales charge (i.e. “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;

●	exchanging an investment in Class A (or equivalent type) shares of another fund for an investment in the Fund;

●	a current or former director or Trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings, and any independent of the employee, as defined in section 152 of the Code) of the Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund; or

●	purchasing shares through the Adviser; or

●	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

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In addition, concurrent purchases of Class A shares by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Share Conversion

For investors owning Class A shares, these shares may be convertible into Class I shares if (i) the broker/dealer or other financial intermediary responsible for the shareholder relationship requests such conversion, (ii) Class I shares are available to the broker dealer or financial intermediary, and (iii) the account would have been eligible to purchase Class I shares. More detailed information on Class I shares and the related investment minimums and other restrictions is available below.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

●	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class A shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A shares of the Fund which were previously purchased at a price including a front-end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of Class A shares of other Funds you currently own acquired in exchange for shares the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Class C Shares

Class C shares of the Fund are offered at their NAV per share without an initial sales charge. This means that 100% of your initial investment is placed into shares of the Fund. Class C shares pay up to 1.00% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services. Over time, fees paid under this distribution and service plan will increase the cost of a Class C shareholder’s investment and may cost more than other types of sales charges.

Brokers that have entered into selling agreements with the Fund’s distributor may receive a commission of up to 1.00% of the purchase price of Class C at the time of purchase. Brokers may also receive distribution and/or shareholder service fees for Class C shares held for over a year.

If you redeem Class C shares within one year after purchase, you will be charged an early withdrawal charge of up to 1.00%. The charge will apply to the lesser of the original cost of the Class C shares being redeemed or the proceeds of your redemption and will be calculated without regard to any redemption fee. When you redeem Class C shares, the redemption order is processed so that the lowest early withdrawal charge is charged. Class C shares that are not subject to an early withdrawal charge are redeemed first. In addition, you will not be charged an early withdrawal charge when you redeem shares that you acquired through reinvestment of Fund dividends or capital gains. Any early withdrawal charge paid on the redemptions of Class C shares expressed as a percentage of the applicable redemption amount may be higher or lower than the charge described due to rounding.

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The following are additional features that should be taken into account when purchasing Class C shares:

●	a minimum initial investment of $2,500 for regular accounts and $2,500 for retirement plan accounts, and a minimum subsequent investment of $1,000 if not made pursuant to the automatic investment program;

●	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and

●	an early withdrawal charges equal to 1.00% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares held less than 365 days following such shareholder’s initial purchase.

Class I Shares

Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. Class I shares are not subject to a Distribution Fee, shareholder servicing fees, or early withdrawal charges. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, Class I shares require a minimum initial investment of $100,000 and subsequent investments is $1,000. Financial intermediaries may aggregate client accounts for purposes of meeting the $100,000 minimum investment.

Lost Shareholders, Inactive Accounts and Unclaimed Property

Unclaimed property laws may require the Fund or its transfer agent to transfer the assets of accounts that are considered abandoned, inactive, or lost (due to returned mail) to the appropriate state authority. An account may be deemed unclaimed if the shareholder has not initiated any contact or transaction within a time period specified by applicable state law.

Before any transfer to the state is made, the Fund or its transfer agent will send a due diligence notice to the shareholder, if legislatively required.

In some cases, this process is referred to as escheatment, and shareholders may be required to reclaim the assets from the applicable state’s unclaimed property office. Some states may also require the liquidation of shares prior to escheatment, and shareholders may only be entitled to receive the cash value at the time of sale.

For retirement accounts, such escheatment may be treated as a taxable distribution, and federal and/or state income tax withholding may apply.

To help avoid escheatment, shareholders should maintain current contact information and periodically initiate contact with the Fund or its transfer agent. Examples of shareholder-initiated contact include written correspondence, telephone inquiries, or initiating a transaction in the account.

In accordance with Texas law, residents of the state of Texas may designate a representative to receive legislatively required unclaimed property due diligence notifications. A Texas Designation of Representative Form is available for making such an election.

Account Statements and Transaction Confirmations

You will receive periodic account statements summarizing all account activity, including purchases, repurchases, and any reinvested dividends or capital gain distributions. Additionally, a transaction confirmation will be sent for each financial transaction that occurs in your account, except for transactions occurring on a recurring basis, such as through an Automatic Investment Plan, if applicable, or the reinvestment of dividends and capital gain distributions. For recurring transactions, the details will appear on your periodic account statement, which will serve as confirmation of such activity.

It is your responsibility to review all transaction confirmations and account statements carefully for accuracy promptly upon receipt. You must contact the Fund or its Transfer Agent promptly, but no later than 60 days after the date of the account statement or transaction confirmation that first reflects the disputed item. If you fail to provide notification within this 60-day period, the Fund and its agents may treat the account activity reflected therein as authorized and may not be responsible for any resulting losses, except as otherwise required by applicable law.

Uncashed Checks and Automatic Dividend and Capital Gain Reinvestment

If you elect to receive dividend and capital gain distributions by check, ACH, or wire transfer, and the amount of the distribution is $50 or less, the distribution will be automatically reinvested in additional shares of the Fund.

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For non-retirement and non-educational accounts, any check issued for a dividend or capital gain distribution that remains uncashed for 180 days may be reinvested in additional shares of the Fund at the net asset value (“NAV”) next calculated after the distribution proceeds are reinvested. Once reinvested, such amounts will be subject to market risk, including the possible loss of principal, like any other investment in the Fund.

Your distribution option will automatically be changed so that all future dividends and capital gain distributions are reinvested in additional shares of the Fund if any of the following occurs:

1.	Postal or other delivery service is unable to deliver mail or checks to the address of record thereby designating your account as “lost”;

2.	Dividend and capital gain distribution checks are not cashed within 180 days; or

3.	Bank account of record is no longer valid.

For non-retirement and non-educational accounts, any check issued for repurchase proceeds that remains uncashed for 180 days may be reinvested in additional shares of the Fund at the NAV next calculated after the repurchase proceeds are reinvested, subject to the Fund’s applicable purchase and account-eligibility requirements. Once reinvested, the repurchase proceeds will be subject to market risk, including the possible loss of principal, like any other investment in the Fund.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis for Class A and Class C shares, equal to 0.25% of its average net assets.

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Distribution Plan

The Fund, with respect to its Class C shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class C shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class C shares. Class A and Class I shares are not subject to a Distribution Fee.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual financial statements, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual financial statements by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-833-860-1407 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Cohen & Company, Ltd is located at 1350 Euclid Ave., Suite 800, Cleveland OH 44115.

ADDITIONAL INFORMATION

The prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-168158). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

37

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	2
Management of the Fund	14
Codes of Ethics	19
Proxy Voting Policies and Procedures	20
Control Persons and Principal Holders	20
Investment Advisory and Other Services	22
Portfolio Manager	23
Allocation of Brokerage	24
Tax Status	25
Other Information	31
Independent Registered Public Accounting Firm	33
Financial Statements	33

38

PRIVACY NOTICE

Rev. August 2011

FACTS	WHAT DOES ALTERNATIVE STRATEGIES INCOME FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	■	Social Security number	■	Purchase History
	■	Assets	■	Account Balances
	■	Retirement Assets	■	Account Transactions
	■	Transaction History	■	Wire Transfer Instructions
	■	Checking Account Information
When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Alternative Strategies Income Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Alternative Strategies Income Fund share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

Questions?	Call 1-833-860-1407

39

Who we are
Who is providing this notice?	Alternative Strategies Income Fund

What we do
How does Alternative Strategies Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Alternative Strategies Income Fund collect my personal information?	We collect your personal information, for example, when you
	■	Open an account
	■	Provide account information
	■	Give us your contact information
	■	Make deposits or withdrawals from your account
	■	Make a wire transfer
	■	Tell us where to send the money
	■	Tells us who receives the money
	■	Show your government-issued ID
	■	Show your driver’s license
We also collect your personal information from other companies.
Why can’t I limit all sharing?	Federal law gives you the right to limit only
	■	Sharing for affiliates’ everyday business purposes – information about your creditworthiness
	■	Affiliates from using your information to market to you
	■	Sharing for nonaffiliates to market to you
State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
	■	Alternative Strategies Income Fund does not share with our affiliates.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies.
	■	Alternative Strategies Income Fund does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you.
	■	Alternative Strategies Income Fund doesn’t jointly market.

40

PROSPECTUS

Alternative Strategies Income Fund

Class A Shares (LTAFX)

Class C Shares (LTCFX)

Class I Shares (LTIFX)

of Beneficial Interest

October 28, 2026

Investment Adviser

SCG Asset Management, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

Alternative Strategies INCOME Fund

Principal Executive Offices

225 Pictoria Drive, Suite 450 Cincinnati, OH 45246

1-833-860-1407

October 28, 2026

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Alternative Strategies Income Fund, dated October 28, 2026 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this SAI is truthful or complete. Any representation to the contrary is a criminal offense.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-833-860-1407 or by visiting http://www.ltafx.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

TABLE OF CONTENTS

General Information and History	1
Investment Objective and Policies	2
Management of the Fund	14
Codes of Ethics	19
Proxy Voting Policies and Procedures	20
Control Persons and Principal Holders	20
Investment Advisory and Other Services	22
Portfolio Manager	23
Allocation of Brokerage	24
Tax Status	25
Other Information	31
Independent Registered Public Accounting Firm	33
Financial Statements	33

i

GENERAL INFORMATION AND HISTORY

The Alternative Strategies Income Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (the “Fund” or the “Trust”). The Fund was organized as a Delaware statutory trust on June 15, 2010. The Fund’s principal office is located at c/o Ultimus Fund Solutions, LLC, 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, and its telephone number is 1-833-860-1407. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

The Fund offers three classes of shares: Class A shares, Class C shares and Class I shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Fund’s Board of Trustees (the “Board”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to seek attractive risk-adjusted returns with low to moderate volatility and low correlation to the broader markets, through a concentrated multi-strategy alternative investment approach with an emphasis on income generation.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1) Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2) Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3) Sell a security short, purchase securities on margin, or write put or call options.

(4) Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5) Invest 25% or more of the market value of its assets in the securities of companies or entities engaged in any one industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.

(6) Purchase or sell real estate or interests in real estate or real estate mortgage loans. This limitation is not applicable to investments in securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

(7) Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(8) Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchases offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is SCG Asset Management, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various alternative investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments in which the Fund may invest are set forth below.

Non-U.S. Securities

The Fund may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent an indirect interest in securities of non-U.S. issuers. Non-U.S. securities in which the Fund invests may be listed on non-U.S. securities exchanges, traded in non-U.S. over-the-counter markets, or purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S.

The Fund is not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, the Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes or speculative purposes to pursue its investment objective. Forward contracts are transactions involving the Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Fund to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Fund’s existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Fund’s non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for speculative purposes to pursue the Fund’s or an Fund’s investment objective, such as when the Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund’s portfolio.

Commodities

The Fund may not invest directly in commodities, or futures contracts on commodities. The Fund may invest in commodity pools or other investment vehicles that have exposure to commodities. The value of a commodity is subject to additional risk factors, such as drought, floods, weather, livestock disease, embargoes and tariffs, which may have a significant impact on commodity prices. These variables may create additional investment risks that subject commodity related investments by the Fund to greater volatility and illiquidity than traditional security investments.

Money Market Instruments

The Fund may invest, for defensive purposes or otherwise, some or all of their assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may also use these techniques, including the use of derivative transactions, for speculative purposes in pursuing their respective investment objectives. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

The Fund may employ a managed futures strategy, which seeks to generate returns from convergent and divergent trends in the commodity, financial and currency futures markets.

Derivatives

Generally. The Fund may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out the Fund’s position.

The Fund may purchase call and put options on specific securities. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

In a covered put option, cash or liquid securities are placed in a segregated account on the Fund’s books. The sale of such an option exposes the seller, during the term of the option, to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which, absent an available exemption would require the Fund to comply with certain rules of the CFTC. In connection with its management of the Fund, the Adviser has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act (“CEA”) and is therefore not currently subject to registration or regulation as a pool operator.

The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages, such as trading opportunities or arbitrage possibilities not available in the United States, but they also may subject the Fund to greater risk than domestic markets. For example, common clearing facilities may not exist in markets where foreign exchanges are the principal markets, and investors may look only to the broker to perform the contract. Adverse changes in the exchange rate could eliminate any profits that might be realized in trading, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund’s net assets. No assurance can be made that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit, or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions, and potentially subjecting the Fund to substantial losses.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price. In addition, the Fund may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index and currency rate swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objective and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii)

interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Repurchases and Transfers of Shares

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms:

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer within 30 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, a Class C shareholder who tenders for repurchase of such shareholder’s Class C shares during the first 365 days following such shareholder’s initial capital contribution, such they are repurchased after being held less than 365 days, will be subject to a fee of 1.00% of the value of the original purchase price of the shares repurchased by the Fund (an “Early Withdrawal Charge”). The Distributor may waive the imposition of the early withdrawal charge in the following shareholder situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the Early Withdrawal Charge will be waived at any time in the future or that such Early Withdrawal Charge will be waived for any other shareholder. Class A and Class I shares will not be subject to an Early Withdrawal Charge.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value.

2.	Any fees applicable to such repurchase, if any.

3.	The Repurchase Offer Amount.

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”).

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date.

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline.

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount.

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer.

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter.

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer’’) and three copies of the Shareholder Notification with the Securities and Exchange Commission (“SEC”) within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject of a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.	accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

2.	if the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	for any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

4.	for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV per share for each class of shares shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV per share for each class of shares shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV per share for each class of shares need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	days during which no order to purchase shares is received, other than days when the NAV per share would otherwise be computed; or

3.	customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security;

(b)	the number of dealers willing to purchase or sell the security and the number of potential purchasers;

(c)	dealer undertakings to make a market in the security;

(d)	the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer); and

(e)	the size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board of Trustees meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer, and

c.	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate net asset value less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the shares. The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund shares that it holds in its capacity as a shareholder.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

The Fund may hold securities, such as private placements, interests in commodity pools, other non-traded securities or temporarily illiquid securities, for which market quotations are not readily available or are determined to be unreliable. These securities will be valued at their fair market value as determined using the “fair value” procedures approved by the Board. The Board has delegated execution of these procedures to a fair value team composed of one of more representatives from each of the (i) Trust, (ii) administrator, and (iii) Adviser. The team may also enlist third party consultants such as an audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value. The Board reviews and ratifies the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

Fair Value Team and Valuation Process. This team is composed of one of more representatives from each of the (i) Trust, (ii) administrator, and (iii) Adviser. The applicable investments are valued collectively via inputs from each of these groups. For example, fair value determinations are required for the following securities: (i) securities for which market quotations are insufficient or not readily available on a particular business day (including securities for which there is a short and temporary lapse in the provision of a price by the regular pricing source), (ii) securities for which, in the judgment of the Adviser, the prices or values available do not represent the fair value of the instrument. Factors which may cause the Adviser to make such a judgment include, but are not limited to, the following: only a bid price or an asked price is available; the spread between bid and asked prices is substantial; the frequency of sales; the thinness of the market; the size of reported trades; and actions of the securities markets, such as the suspension or limitation of trading; (iii) securities determined to be illiquid; (iv) securities with respect to which an event that will affect the value thereof has occurred (a “significant event”) since the closing prices were established on the principal exchange on which they are traded, but prior to a Fund’s calculation of its net asset value. Specifically, interests in commodity pools or managed futures pools are valued on a daily basis by reference to the closing market prices of each futures contract or other asset held by a pool, as adjusted for pool expenses. Restricted or illiquid securities, such as private placements or non-traded securities are valued via inputs from the Adviser valuation based upon the current bid for the security from two or more independent dealers or other parties reasonably familiar with the facts and circumstances of the security (who should take into consideration all relevant factors as may be appropriate under the circumstances). If the Adviser is unable to obtain a current bid from such independent dealers or other independent parties, the fair value team shall determine the fair value of such security using the following factors: (i) the type of security; (ii) the cost at date of purchase; (iii) the size and nature of the Fund’s holdings; (iv) the discount from market value of unrestricted securities of the same class at the time of purchase and subsequent thereto; (v) information as to any transactions or offers with respect to the security; (vi) the nature and duration of restrictions on disposition of the security and the existence of any registration rights; (vii) how the yield of the security compares to similar securities of companies of similar or equal creditworthiness; (viii) the level of recent trades of similar or comparable securities; (ix) the liquidity characteristics of the security; (x) current market conditions; and (xi) the market value of any securities into which the security is convertible or exchangeable.

Standards For Fair Value Determinations. As a general principle, the fair value of a security is the amount that a Fund might reasonably expect to realize upon its current sale. The Trust has adopted Financial Accounting Standards Board Statement of Financial Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). In accordance with ASC 820, fair value is defined as the price that the Fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 establishes a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available under the circumstances.

Various inputs are used in determining the value of each Fund’s investments relating to ASC 820. These inputs are summarized in the three broad levels listed below.

Level 1 – quoted prices in active markets for identical securities;

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and

Level 3 – significant unobservable inputs (including a Fund’s own assumptions in determining the fair value of investments).

The fair value team takes into account the relevant factors and surrounding circumstances, which may include: (i) the nature and pricing history (if any) of the security; (ii) whether any dealer quotations for the security are available; (iii) possible valuation methodologies that could be used to determine the fair value of the security; (iv) the recommendation of a portfolio manager of the Fund with respect to the valuation of the security; (v) whether the same or similar securities are held by other Funds managed by the Adviser or other Funds and the method used to price the security in those Funds; (vi) the extent to which the fair value to be determined for the security will result from the use of data or formulae produced by independent third parties; and (vii) the liquidity or illiquidity of the market for the security.

Board of Trustees Determination. The Board meets at least quarterly to consider the valuations provided by the fair value team and ratify valuations for the applicable securities. The Board considers the reports provided by the fair value team, including follow up studies of subsequent market-provided prices when available, in reviewing and determining in good faith the fair value of the applicable portfolio securities.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of three individuals, none of whom are “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”) and one affiliated or interested person (“Interested Trustee”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The

Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Trust is led by Anthony Hertl, an Independent Trustee, who has served as the Chairman of the Board since July 2013. The Board is comprised of Mr. Hertl and two (2) additional Independent Trustees and one Interested Trustee. Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Independent Trustees will meet in executive session, at least quarterly. Under the Trust’s Governing Documents, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. Generally, the Trust believes it best to have a non-executive Chairman of the Board, who together with the President (principal executive officer), are seen by our shareholders, business partners and other stakeholders as providing strong leadership. The Trust believes that its Chairman, the independent chair of the Audit Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Trust, its Funds and each shareholder.

Board Risk Oversight

The Board has a standing independent Audit Committee with a separate chair, Gary Weiss. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

Independent Trustees

Anthony J. Hertl has over 20 years of business experience in financial services industry and related fields including serving as chair of the finance committee for the Borough of Interlaken, New Jersey and Vice President-Finance and Administration of Marymount College, holds a Certified Public Accountant designation, serves or has served as a member of other mutual fund boards outside of the Fund Complex and possesses a strong understanding of the regulatory framework under which investment companies must operate based on his years of service to this Board and other fund boards.

Brian Fox, CPA, MBA CGMA, is a Managing Partner with Rockmont Partners where he invests in and serves on the Board or Advisory Board to many start-ups, early-stage businesses and investment firms. Mr. Fox is on the Advisory Board for Southern Methodist University’s Masters In Accountancy Program, and served as a mentor in the Inc. 500 Military Entrepreneurs Mentor Program. Brian also serves on the Board of the Nashville Entrepreneur Center, is a founding member of Nashville’s Project FinTech and is on the Advisory Board for the Nashville Capital Network. He completed his MBA at Vanderbilt University’s Owen Graduate School of Management with a dual concentration in Finance and Electronic Commerce where he served as President of the Student Body and received a BBA in Accounting from Southern Methodist University’s Cox School of Business where he was Chairman of the SMU Judicial Board.

Gary Weiss has a long and distinguished career over the past forty years within the areas of finance and capital markets globally. Most recently, he has managed family office funds related to multiple asset classes spanning both public and private markets. Prior to this he held the position of President and Chief Operating Officer of TradeStation Securities Inc., where he was in charge of all trading, settlement, risk, and controls for TradeStation Securities Inc. Mr. Weiss joined TradeStation in 2009. Prior to his role as President of TradeStation Securities, Mr. Weiss held several key positions within the group including Global head of foreign exchange for Monex group Tokyo (the parent company of TradeStation). While with TradeStation Securities Inc., Mr. Weiss also maintained responsibility for being the Board Chairman and President for IBFX Inc., an RFED Forex firm, as well as Chairman of several major internal committees, including operational risk, settlement counterparty risk, and business continuity risk. Mr. Weiss’ career began in 1984 with Refco Inc. in New York, where he eventually became the Chief Executive Officer and founder of Refco Capital Markets Ltd. He has a Bachelor of Science degree from State University of New York, College at Oneonta, in Business Economics.

Interested Trustee

Gregory H. Sachs is the Founder, Chairman and Chief Executive Officer of Sachs Capital Group LP, Chief Executive Officer and Chief Investment Officer of SCG Asset Management LLC. He also serves as the Fund’s portfolio manager. Mr. Sachs is also the founder and former Chairman and Chief Executive Officer of Deerfield Capital Management LLC. In 1993, Mr. Sachs founded Deerfield Capital Management LLC (“Deerfield”) in Chicago where he served as Chairman and Chief Executive Officer. In its early years, Deerfield focused solely on fixed income arbitrage and relative value trading strategies based on the identification of anomalies in global fixed income, futures, options, and derivative markets. In 2004 Mr. Sachs sold a controlling interest in Deerfield to Triarc [NYSE:TRY]. Together they sold (“Deerfield”) in 2007 to a public REIT that Deerfield managed [NYSE:DFR]. When Deerfield was sold, it had approximately $17 billion under management. He received both an M.S. in Quantitative Analysis and Finance and a B.B.A. in Actuarial Science and Quantitative Analysis from the University of Wisconsin at Madison.

The following is a list of the Trustees and executive officers of the Trust and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246.

Independent Trustees

Name, Address Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Anthony J. Hertl Born in 1950	Trustee Since June 2010; Chairman of the Board Since 2013	Consultant to small and emerging businesses (since 2000).	1	Satuit Capital Management Trust (2007-2019); Northern Lights Fund Trust (since 2005); Northern Lights Variable Trust (since 2006).
Brian Fox Born in 1973	Trustee As of September 30, 2025	Managing Partner, Rockmont Partners (since 2020).	1	N/A
Gary Weiss Born in 1959	Trustee As of September 30, 2025	Family office consultant (since 2018).	1	N/A

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to the Alternative Strategies Incomed Fund.

Interested Trustee and Officer

Name, Address Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Gregory Sachs Born in 1965	Trustee as of September 30, 2025, President Since June 2022	Chairman and Chief Executive Officer of Sachs Capital Group LP and SCG Asset Management LLC (since 2020).	1	N/A

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to the Alternative Strategies Incomed Fund.

Officers

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Michelle Sibley Born 1970	Treasurer & Principal Financial Officer Since October 2025	Chief Financial Officer of Sachs Capital Group LP (since 2004) and SCG Asset Management LLC (since 2021)	N/A	N/A
Stephanie Shearer Born in 1979	Secretary Since February 2013

Director of Legal Administration, Ultimus Fund Solutions, LLC (since 2022) Manager of Legal Administration, Gemini Fund Services, LLC (2018-2022); and Senior Paralegal, Gemini Fund Services, LLC (from 2013-2018).

			N/A	N/A
Michael Nanosky Born 1966	Chief Compliance Officer Since May 2024

Vice President-Senior Compliance Officer, Northern Lights Compliance Services, LLC (since 2020); Vice President, Chief Compliance Officer for Williamsburg Investment Trust (2020-current); Senior Vice President-Chief Compliance Officer, PNC Funds (2014-2019).

			N/A	N/A

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to the Alternative Strategies Incomed Fund.

Board Committees

Audit Committee

The Board has an Audit Committee that consists of all the Independent Trustees each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. The Audit Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Audit Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Securities Exchange Act of 1934. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal period ended June 30, 2026, the Audit Committee held four meetings.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of June 30, 2026.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Anthony J. Hertl	None	None
Brian Fox	None	None
Gary Weiss	None	None
Gregory Sachs	over $100,000	over $100,000

Compensation

Each Trustee who is not affiliated with the Trust or Adviser will receive a quarterly fee of $1,500, as well as reimbursement for any reasonable expenses incurred attending the meetings. None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal period ended June 30, 2026. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Anthony J. Hertl	$6,000	None	None	$6,000
Brian Fox	$6,000	None	None	$6,000
Gary Weiss	$6,000	None	None	$6,000
Gregory Sachs	$0	None	None	$0

CODES OF ETHICS

Each of the Fund, the Adviser and the Trust’s distributor has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Ethics Codes may be obtained by calling the SEC at 1-202-551-8090. The codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser to present to the Board, at least annually, the Adviser’s Proxy Policies and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Adviser will abstain from voting. A copy of the Adviser’s proxy voting policies is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-833-860-1407; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-833-860-1407 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of the date of this SAI, the Trustees and officers (with the exception of Mr. Sachs as disclosed below) owned no shares of the Fund.

As of October 2, 2026 the following shareholder of record owned 5% or more of a class of the outstanding shares of the Fund, as noted.

Name & Address	Shares	Percentage of Shares

Class A
Charles Schwab & Co., Inc./Special Custody Account For The Exclusive Benefit Of Customers Attn: Mutual Funds Operations	294,216	66.05%

Class C
National Financial Services LLC 499 Washington Blvd Jersey City, NJ 07310	4,466	12.51%

National Financial Services LLC 499 Washington Blvd Jersey City, NJ 07310	1,814	5.08%

National Financial Services LLC 499 Washington Blvd Jersey City, NJ 07310	2,265	6.35%

National Financial Services LLC 499 Washington Blvd Jersey City, NJ 07310	2,676	7.50%

National Financial Services LLC 499 Washington Blvd Jersey City, NJ 07310	4,547	12.74%

National Financial Services LLC 499 Washington Blvd Jersey City, NJ 07310	2,077	5.82%

Class I
Gregory H. Sachs TTEE* Sachs Revocable Trust P.O. Box 653139 Miami, FL 33265-3139	495,518	92.38%

Constellation Trust CO Cust FBO/Gerald Marvin Sach IRA 10772 Northgreen DR Wellington, FL 33449	27,724	5.17%

*	Deemed to be a control person

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

SCG Asset Management, LLC serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a New York limited liability company formed in 2021 for the purpose of advising individuals and institutions. Gregory H. Sachs, Chief Executive Officer and Managing Partner of the Adviser, may be deemed to control the Adviser.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser, as compensation under the Investment Management Agreement, a management fee calculated and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily net assets during such period.

For the fiscal year ended June 30, 2024 the Fund paid $234,131 in advisory fees to the Adviser, of which $228,379 were waived. For the fiscal year ended June 30, 2025 the Fund paid $224,762 in advisory fees to the Adviser of which $185,861 were waived. For the fiscal year ended June 30, 2026 the Fund paid $205,853 in advisory fees to the Adviser of which $165,675 were waived.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (excluding front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation), to the extent that they exceed 3.00%, 3.65% and 2.75% per annum of the Fund’s average daily net assets attributable to Class A, Class C and Class I shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from when they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Expense Limitation Agreement will remain in effect, at least until October 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After October 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion.

Conflicts of Interest

The Adviser may provide investment advisory and other services to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGER

Gregory H. Sachs is the Adviser’s portfolio manager. Mr. Sachs has primary responsibility for management of the Fund’s investment portfolio and has served the Fund in this capacity since 2021. Because the portfolio manager manages assets for other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively “Client Accounts”), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, the portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest. As of June 30, 2026, Mr. Sachs owns shares of the Fund worth $6,238,579.53.

As of June 30, 2026, Mr. Sachs was responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts by Type	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	0
Other Pooled Investment Vehicles	0	$0	0	0
Other Accounts	10	$145 million	0	0

Distributor

Foreside Fund Services, LLC (the “Distributor” or “Foreside”) located at 190 Middle Street, Suite 301, Portland, ME 04101, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio manager who is an employee of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

●	the best net price available;

●	the reliability, integrity and financial condition of the broker or dealer;

●	the size of and difficulty in executing the order; and

●	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal year ended June 30, 2024, the Fund paid $73, 526 in brokerage commissions. During the fiscal year ended June 30, 2025, the Fund paid $0 in brokerage commissions. During the fiscal year ended June 30, 2026, the Fund paid $0 in brokerage commissions.

Under the 1940 Act, persons affiliated with an affiliate of the Adviser (such as Foreside) may be prohibited from dealing with the Fund as a principal in the purchase and sale of securities. Therefore, Foreside will not serve as the Fund’s dealer in connection with over-the-counter transactions. However, Foreside may serve as the Fund’s broker in over-the-counter transactions conducted on an agency basis and will receive brokerage commissions in connection with such transactions.

In executing transactions through its affiliated broker/dealer, the Adviser will at all times comply with SEC Rule 17e-1 under the 1940 Act. The Fund will not affect any brokerage transactions in its portfolio securities with Foreside or any affiliate if such transactions would be unfair or unreasonable to Fund shareholders. In determining the commissions to be paid to Foreside, it is the policy of the Fund that such commissions will, in the judgment of the Board, be (i) at least as favorable to the Fund as those which would be charged by other qualified brokers having comparable execution capability and (ii) at least as favorable to the Fund as commissions contemporaneously charged by Foreside on comparable transactions for its most favored unaffiliated customers, except for customers of Foreside considered by a majority of the Trust’s disinterested Trustees not to be comparable to the Fund. The Investment Management Agreement does not provide for a reduction of the Adviser’s fee by the amount of any profits earned by an affiliate from brokerage commissions generated from portfolio transactions of the Fund. An affiliated broker-dealer will not receive reciprocal brokerage business as a result of the brokerage business placed by the Fund with others. The brokerage commissions paid to Foreside create a conflict of interest because the Adviser may be influenced by such commission payments to select the affiliated broker over another broker. To insure the commissions charged are fair, and any conflict of interest mitigated, the disinterested Trustees from time to time review, among other things, information relating to the commissions charged by Foreside to the Fund and its other customers, and rates and other information concerning the commissions charged by other qualified brokers on a quarterly basis.

Affiliated Party Brokerage

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17e-1 under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its investment company taxable income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Investment company taxable income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Investment company taxable income generally included dividends and interest and other income, less certain allowable expenses, and it also included any excess of net short-term capital gains over net long-term capital losses. Net capital gain (that is, any excess of net long-term capital gains over net short-term losses) for a fiscal year is computed by taking into account any capital loss carryforward of the Fund. Capital losses incurred in taxable years beginning after December 22, 2010 may now be carried forward indefinitely and retain the character of the original loss. Under previously enacted laws, capital losses could be carried forward to offset any capital gains for only eight years, and carried forward as short-term capital losses, irrespective of the character of the original loss. Capital loss carryforwards are available to offset future realized capital gains. To the extent that these carryforwards are used to offset future capital gains it is probable that the amount offset will not be distributed to shareholders.

At June 30, 2026, the Fund had capital loss carry forwards for federal income tax purposes available to offset capital gains, as follows:

Short-Term	Long-Term	Total	CLCF Utilized
$4,493,573	$6,720,276	$11,213,849	$—

The Fund intends to distribute all of its investment company taxable income and net capital gain, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of investment company taxable income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its income at the rates generally applicable to corporations and distributions to shareholders would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans generally are exempt from income taxation under the Code, but should consult their own tax advisors about the tax consequences of investing in the Fund, including potential taxation of unrelated business taxable income.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of investment company taxable income generally taxable to shareholders as ordinary income or “qualified dividend income” (as described below).

Dividends paid by the Fund to an individual shareholder, to the extent such dividends are attributable to “qualified dividend income” received by the Fund from U.S. corporations (and certain foreign corporations), may qualify for taxation at the long-term capital gains rate available to individuals on qualified dividend income. Furthermore, dividends paid by the Fund to a corporate shareholder, to the extent such dividends are attributable to dividends received by the Fund from U.S. corporations, may qualify for a dividends received deduction.

Distributions of net capital gain (“capital gain distributions”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

An additional 3.8% Medicare tax will be imposed on certain net investment income (including ordinary dividends, qualified dividend income distributions and capital gain dividends, as well as gains from redemption of Fund shares) of U.S. individuals, estates and trusts, to the extent that the shareholder’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. shareholders are urged to consult their own tax advisers regarding the implications of the additional Medicare tax resulting from an investment in the Fund.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of investment company taxable income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable investment company taxable income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of investment company taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld. The Fund is required to report cost basis information to the IRS and to shareholders on Form 1099-B for redemptions of “covered shares,” which are generally shares acquired on or after January 1, 2012. The Fund has chosen average cost as its standing (default) tax lot identification method for all shareholders, which means this is the method the Fund will use to determine which specific shares are deemed to be sold when there are multiple purchases on different dates at differing NAVs, and the entire position is not sold at one time. This method will be applied unless a shareholder affirmatively elects a different IRS-accepted method, such as First-In, First-Out (FIFO) or Specific Share Identification. A shareholder may make this election for future transactions by providing written instructions or by contacting Shareholder Services at 1-833-860-1407. In accordance with IRS regulations, the cost basis method elected for the first redemption of covered shares cannot be changed after the settlement of the redemption. The cost basis method a shareholder selects may have significant tax implications, and shareholders should consult their tax advisers to determine which method is most suitable for their individual circumstances.

Options, Futures, Forward Contracts and Swap Agreements

To the extent such investments are permissible for the Fund, the Fund’s transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

To the extent such investments are permissible, certain of the Fund’s hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund’s book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund’s book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a regular investment company that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (“QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether they receives any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return.

Foreign Currency Transactions

The Fund’s transactions in foreign currencies, foreign currency-denominated debt securities and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to the dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities generally will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables generally will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund after June 30, 2014 and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund after December 31, 2016.FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was originally issued, even though the holder receives no interest payment in cash on the security during the year. In addition, other debt instruments, such as pay-in-kind securities may give rise to income under the original issue discount rules, which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

The foregoing discussion relates only to U.S. federal income tax law as applicable to U.S. persons (that is, U.S. citizens and residents, and domestic corporations, partnerships, trusts and estates). Shareholders who are not U.S. persons should consult their tax advisors regarding the U.S. and foreign tax consequences of an investment in the Fund.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or redemption provisions. Except for the conversion of eligible Class A shares into Class I shares described in the Prospectus under “Share Conversion,” shares do not have conversion provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Compliance Service Provider

Northern Lights Compliance Services, LLC (“NLCS”), located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022-3474 provides a Chief Compliance Officer to the Fund as well as related compliance services pursuant to a consulting agreement between NLCS and the Fund. NLCS’s compliance services consist primarily of reviewing and assessing the policies and procedures of the Trust and its service providers pertaining to compliance with applicable federal securities laws, including Rule 38a-1 under the 1940 Act. For the compliance services rendered to the Fund, the Fund pays NLCS an annual fixed fee and an asset based fee, which scales downward based upon the Fund’s net assets. The Fund also pays NLCS for any out-of-pocket expenses. For the fiscal year ended June 30, 2024, the Fund paid $26,065 for compliance services. For the fiscal year ended June 30, 2025, the Fund paid $26,008 for compliance services. For the fiscal year ended June 30, 2026, the Fund paid $25,989 for compliance services.

Administrator

Ultimus Fund Solutions, LLC (“UFS”), located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022 serves as the Fund’s administrator, fund accountant and transfer agent pursuant to a fund services agreement between UFS and the Fund.

Legal Counsel

Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215, acts as legal counsel to the Fund.

Custodian

U.S. Bank, N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1555 N. River Center Drive, Milwaukee, WI 53212.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd., 1350 Euclid Ave., Suite 800, Cleveland OH 44115, serves as the independent registered public accounting firm for the Fund. Its services include auditing the Fund’s financial statements. Cohen & Co Advisory, LLC, an affiliate of Cohen & Company, Ltd., provides tax services as requested.

FINANCIAL STATEMENTS

The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual financial statement dated June 30, 2026, are incorporated by reference in this Statement of Additional Information. The Fund’s annual financial statement is available upon request, without charge, by calling the Fund toll-free at 1-833-860-1407.

APPENDIX A

PROXY VOTING POLICIES AND PROCEDURES

A. STATEMENT OF POLICY

This policy outlines the policies and procedures of the Adviser relevant to the voting of proxies for retail investors as well as the funds advised by the Adviser. Each of the Adviser’s portfolio managers, traders and compliance personnel are required to comply with this policy.

The Advisers Act requires the adviser to, at all times, act solely in the best interest of its clients. Rule 206(4)-6 of the Advisers Act requires any adviser who votes proxies on behalf of clients to have written policies and procedures regarding how they vote proxies. The Adviser, as a matter of policy, does not vote client proxies, nor does it recommend to clients how they should vote proxies for portfolio securities. However, when serving as the adviser to mutual funds, the Adviser will vote proxies in accordance with the following procedures.

B. RESPONSIBILITY FOR IMPLEMENTING THIS POLICY

The CCO has the responsibility for the implementation and monitoring of the Adviser’s proxy voting policy, practices, disclosures and record keeping, including outlining our voting guidelines in our procedures.

C. PROCEDURES TO IMPLEMENT THIS POLICY

The Adviser has adopted procedures to implement its policy and reviews and monitors its procedures to ensure its policy is observed, implemented properly and amended or updated.

Retail Client Proxy Voting Policy:

●	The Adviser does not as a matter of practice vote proxies for its retail clients. In the event the Adviser changes its practice, the Adviser will revise these policies to ensure its proxy voting practices comply with applicable regulations.

Mutual Fund and Private Fund Proxy Voting Policy:

●	SCG serves as the adviser to a closed end mutual fund under the Investment Company Act. This fund does not invest in other mutual funds or exchange traded funds and does not invest in individual equities. If this closed end mutual fund, or any of Adviser’s other fund clients, were to invest in individual equities, this Proxy Voting Policy will be amended to appropriately address the Fund’s proxy policy as relevant to individual equities to the extent different than these policies. The closed end mutual fund primarily invests in structured products and private funds which do not typically involve many proxy items requiring the Adviser to vote.

●	If the mutual fund invests in other mutual funds (i.e., a fund of funds), SCG seeks to benefit from the safe harbor of Section 12(d)(1)(F) under the Investment Company Act. Section 12(d)(1)(F) requires that shares of underlying investment companies be voted “in the same proportion as the vote of all other holders of such security” (“echo” or “mirror” voting). Accordingly, when voting proxies for the mutual fund, SCG will vote in the same proportion as all other voting shareholders of the underlying funds. Currently SCG does not advise any fund of funds mutual funds.

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●	Any proxy voted on behalf of a mutual fund client is submitted to the Fund Administrator to file with the SEC via Form N-PX. This form contains the relevant information to identify the securities issuer, ticker, cusip or other identifying information, dates to include shareholder meeting date and reporting period, the subject matter of the vote, the proposal type, whether the Adviser voted on the matter and a summary of the vote cast (i.e., noting mirror voting).

Any time there is a potential conflict of interest on a proxy voting item for a mutual fund client, the CCO will inform and discuss the conflict issue with SCG’s CEO, document the conflict facts and always vote in the best interest of the client.

Record Keeping

The CCO or her designee is responsible for maintaining accurate records of all proxies voted to include any analysis or supporting document used in completing the Form N-PX. The proxy voting records are maintained in accordance with the Adviser’s books and records requirements.

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Alternative Strategies INCOME Fund

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A:	Financial Highlights.

Part B:	Financial Statements and the Independent Registered Public Accounting Firm’s Report thereon is incorporated by reference to the Fund’s annual report for the year ended June 30, 2021.

2. Exhibits

a.	(1)	Agreement and Declaration of Trust[1]

	(2)	Certificate of Amendment to of Trust[3]

	(3)	Amended and Restated Agreement and Declaration of Trust[2]

	(4)	Certificate of Trust[1]

	(5)	Amended Certificate of Trust[1]

b.	By-Laws[1]

c.	Voting Trust Agreements: None

d.	Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Agreement and Declaration of Trust. See also, Article 12, “Meetings” of shareholders of the Registrant’s By-Laws.

e.	Dividend reinvestment plan: None.

f.	Rights of subsidiaries long-term debt holders: Not applicable.

g.	(1)	Investment Advisory Agreement with SCG Asset Management, LLC[10]

h.	(1)	Distribution Agreement[11]

	(2)	Shareholder Servicing Plan and Agreement[2]

	(3)	Selling Agreement Form[2]

i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j.	Custodian Agreement[2]

k.	(1)	Ultimus Fund Solutions Agreement (Administration, Accounting and Transfer Agency)[10]

	(2)	Third Amendment to Fund Services Agreement[8]

	(3)	Amended and Restated Consulting Agreement[9]

	(4)	Expense Limitation Agreement with SCG Asset Management, LLC[10]

l.	(1)	Opinion of Counsel[2]

(2)	Consent of Counsel[11]

m.	Non-resident Trustee Consent to Service of Process: Not applicable

n.	Consent of Independent Registered Public Accounting Firm[11]

o.	Omitted Financial Statements: None

p.	(1)	Initial Capital Agreement[2]

q.	Model Retirement Plan: None

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r.	(1)	Code of Ethics-Fund[2]

	(2)	Code of Ethics-Adviser[6]

	(3)	Code of Ethics-Principal Underwriter/Distributor[2]

s.		Powers of Attorney

Power of Attorney for the Trust, and a certificate with respect thereto, and Powers of Attorney for each of Anthony J. Hertl, Mark H. Taylor, Gary W. Lanzen, John V. Palancia, the Principal Executive Officer and the Principal Financial Officer[5]

[1]	Previously filed on July 15, 2010, as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[2]	Previously filed on September 15, 2010 as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[3]	Previously filed on October 28, 2014 as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[4]	Previously filed on October 27, 2016 as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[5]	Previously filed on September 29, 2017 as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[6]	Previously filed on October 24, 2018 as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[7]	Previously filed on October 19, 2019 as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[8]	Previously filed on September 29, 2021 as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[9]	Previously filed on December 10, 2021 as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[10]	Previously filed on October 25, 2022 as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[11]	Filed herewith.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

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Item 29. Number of Holders of Securities as of October 2, 2026:

Title of Class	Number of Record Holders
Class A Shares	116
Class C Shares	41
Class I Shares	46

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), filed as Exhibit (a)(2) hereto, and to Section 8 of the Registrant’s Underwriting Agreement, filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information

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as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-120215), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Ultimus Fund Solutions, LLC, the Fund’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022-3474. The other required books and records are maintained by the Adviser at 2132 Deep Water Lane, Suite 232, Naperville, IL 60565.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Not Applicable.

2.	Not Applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

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(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)	the portion of any advertisement pursuant to Rule 482 [17 CFR 230.482] under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Post-Effective Amendment meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, and the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Hamlet of Naperville, and State of Illinois, on the 23rd day of October, 2026.

ALTERNATIVE STRATEGIES INCOME FUND
(Registrant)

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Anthony J. Hertl	Trustee	October 23, 2026
Anthony J. Hertl*

/s/ Brian Fox	Trustee	October 23, 2026
Brian Fox

/s/ Gary Weiss	Trustee	October 23, 2026
Gary Weiss

/s/ Gregory H. Sachs	President and Principal Executive Officer	October 23, 2026
Gregory H. Sachs

/s/ Michelle Sibley	Treasurer and Principal Financial Officer	October 23, 2026
Michelle Sibley

By:	/s/ Gregory W. Sachs	October 23, 2026
Name:	Gregory W. Sachs

*By:	/s/ Stephanie Shearer	October 23, 2026
Name:	Stephanie Shearer

*	Attorney-in-Fact – Pursuant to Powers of Attorney, Previously filed on September 29, 2017, as an exhibit to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

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EXHIBIT INDEX

Description	Exhibit Number
Distribution Agreement	h(1)
Consent of Counsel	l(2)
Consent of Independent Registered Public Accounting Firm	n

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